Bank Austria Creditanstalt

06016205

Member of UniCredit Group

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2006
WASH. D.C. 213

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Vienna, August 2006

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Board and Supervisory Boards in the course of the last quarter of 2006. The newly issued BA-CA shares would not carry dividend rights with respect to the financial year ending 31 December 2006. UniCredit would, in turn, retain the right to any dividend paid by the CEE banks transferred with respect to the financial year ending 31 December 2006.

The envisaged transaction is consistent with the future role of BA-CA within the UniCredit Group as the hub for CEE activities as announced in the Austrian Take Over offer by UniCredit in August 2005.

The transaction, which will be subject to the approval of the FMA and any other competent Austrian supervisory authority, as well as all relevant authorities in all jurisdictions involved, is expected to be completed at the beginning of January 2007 with the registration of BA-CA's capital increase.

Following completion of the transaction, UniCredit's direct and indirect shareholdings in BA-CA are expected to increase from the current 94.98% to 96.35%.

1 The shareholding includes the 19.90% stake in UniBanka a.s. held by the European Bank for Reconstruction and Development ("EBRD") which UniCredit is in the process of acquiring pursuant to the share purchase agreement entered into on 3 August 2006 between UniCredit and EBRD.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: Listed:
AT0000995006 Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
AT0000248737	Vienna
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Ad hoc announcement pursuant to § 48d (1) BörseG

04.08.2006

Bank Austria Creditanstalt's first six months results 2006

Date of entry: 04/08/2006

Results for the first six months of 2006:
- Bank Austria Creditanstalt's operating profit up by 49%
- Operating profit of Bank Austria Creditanstalt rises to EUR 854 million
- BA-CA improves performance in all business segments
- Consolidated net income rises to EUR 1.3 billion, including the capital gain on the sale of HVB Splitska banka
- Board decisions have been taken on the transfer of units in Central and Eastern Europe between BA-CA and UniCredit: BA-CA also assumes responsibility for operations in Turkey

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first half of 2006. Operating profit rose by 49.1% to EUR 854m (H1 2005: EUR 573m). Net income after taxes and minority interests reached EUR 1,316m (2005: EUR 453m). This figure includes the capital gain of EUR 684m on the sale of HVB Splitska banka, the Croatian banking subsidiary. Adjusted for this one-off effect, the return on equity after taxes and minority interests was 18.3% (2005: 13.7 per cent). The cost/income ratio improved to 57.0% (2005: 61.9%).

All business segments of BA-CA contributed to the improvement in results: customer business in Austria – comprising the three business segments Private Customers, SMEs, and Large Corporates and Real Estate – generated an operating profit of EUR 356m, an increase of 43.7% (H1 2005: EUR 247m). Operating profit generated by the Central and Eastern Europe business segment improved by 49.1% to EUR 386m (H1 2005: EUR 259m). And operating profit in the International Markets business segment – comprising the bank's activities in money and capital markets – rose by 45.7% to EUR 112m (H1 2005: EUR 77m).

in EUR m	H1/06	H1/05	change	Q2/06
Net interest income	1,333	1,282	4.0%	690
Losses on loans and advances	-195	-208	-6.5%	-84
Net interest income after losses on loans and advances	1,139	1,074	6.1%	606
Net fee and commission income	871	666	30.7%	455
Net trading result	239	118	102.4%	87
General administrative expenses	-1,391	-1,271	9.5%	-699
Balance of other operating income and expenses	-3	-14		0
Operating profit	854	573	49.1%	449
Net income from investments	705	40		688
Amortisation of goodwill	-8	0		-8
Allocation to provisions for restructuring costs	0	0		0
Balance of other income and expenses	-2	-2		-1
Net income before taxes	1,549	611	153.6%	1,128

Consolidated net income	1,316	453	190.3%	1,008

	H1/06	H1/05
ROE before taxes	40.0	17.3
ROE after taxes (%)	37.1	13.7
Cost/Income-Ratio (%)	57.0	61.9
Risk/Earnings-Ratio (%)	14.6	16.2

in EUR bn	30/06/06	31/12/05	Change
Total assets	160.6	158.9	1.1%
Shareholders' equity (incl. minorities)	8.2	7.5	9.0%
Tier 1 ratio (%)	7.9	8.3	

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:
ISIN: XS0138439707, XS0124750471, DE0001954600, XS0191555365, XS0114443772, XS0206399627, XS0211008544

Stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Luxemburg, Paris, Amsterdam

Bank Austria
Creditanstalt

Member of UniCredit Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 4 August 2006

UniCredit and BA-CA take key steps for organisation of CEE business

- **UniCredit transfers its CEE banking shareholdings to BA-CA (including Turkey, excluding Poland)**
- **BA-CA sells Polish subsidiary Bank BPH to UniCredit**

Today, the Board of Directors of UniCredito Italiano S.p.A. ("UniCredit") and the Supervisory Board of Bank Austria Creditanstalt AG ("BA-CA") have respectively adopted two resolutions on the basis of which:

- BA-CA will sell the 71.03% shareholding it currently owns in Bank BPH S.A.'s ("BPH") share capital to UniCredit ("BPH Transfer"), and
- UniCredit will contribute to BA-CA a business unit ("CEE Business Unit") comprising its banking shareholdings in Central and Eastern Europe ("CEE"), excluding Poland, in exchange for newly issued BA-CA shares.

BPH Transfer to UniCredit

The transaction will consist of the sale of the controlling stake in BPH by BA-CA to UniCredit against payment by UniCredit to BA-CA of a total amount of approximately €4.3 billion comprising:

- three yearly cash instalments between 2007 and 2009, equivalent to 71.03% of BPH's earnings for the period (calculated as a percentage of the combined earnings of Bank Pekao and BPH), currently estimated to be equal to approximately €0.7 billion, and
- a fixed cash payment at the end of 2009 of €3.6 billion.

The BPH Transfer follows UniCredit's undertakings to the Polish Banking Supervisory Commission to consolidate all activities carried out in Poland directly under UniCredit. The transaction, which will be subject to the approval of the Austrian Financial Market Authority ("FMA"), is expected to be completed around October 2006.

Transfer of UniCredit CEE Business Unit to BA-CA

The CEE Business Unit comprises the following shareholdings, held by UniCredit, in banks operating in CEE:

- 50.00% of Koç Finansal Hizmetler A.Ş., Turkey ,
- 81.91% of Zagrebačka banka D.D., Croatia,
- 86.13% of Bulbank A.D., Bulgaria,
- 100.00% of Živnostenská banka a.s., Czech Republic,
- 97.11% of UniBanka a.s.[1], Slovakia, and
- 99.95% of UniCredit Romania S.A., Romania.

The CEE Business Unit also includes management and support activities relating to the CEE banks listed above.

The transaction will consist of the contribution in kind of the CEE Business Unit from UniCredit to BA-CA in exchange for 55 million newly issued BA-CA shares. The issue price in relation to the value of the contribution will have to be confirmed by an independent expert appraisal to be delivered following the resolution on the capital increase to be taken by BA-CA's Managing Board and Supervisory Boards in the course of the last quarter of 2006. The newly issued BA-CA shares would not carry dividend rights with respect to the financial year ending 31 December 2006. UniCredit would, in turn, retain the right to any dividend paid by the CEE banks transferred with respect to the financial year ending 31 December 2006.

The envisaged transaction is consistent with the future role of BA-CA within the UniCredit Group as the hub for CEE activities as announced in the Austrian Take Over offer by UniCredit in August 2005.

The transaction, which will be subject to the approval of the FMA and any other competent Austrian supervisory authority, as well as all relevant authorities in all jurisdictions involved, is expected to be completed at the beginning of January 2007 with the registration of BA-CA's capital increase.

Following completion of the transaction, UniCredit's direct and indirect shareholdings in BA-CA are expected to increase from the current 94.98% to 96.35%.

JP Morgan and Deloitte acted as financial advisers to BA-CA for the BPH Transfer. Citigroup Global Markets and Deloitte acted as financial advisers to BA-CA for the transfer of the CEE Business Unit.

---

[1] The shareholding includes the 19.90% stake in UniBanka a.s. held by the European Bank for Reconstruction and Development ("EBRD") which UniCredit is in the process of acquiring pursuant to the share purchase agreement entered into on 3 August 2006 between UniCredit and EBRD.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 4 August 2006

Results for the first six months of 2006:

Bank Austria Creditanstalt's operating profit up by 49 per cent

- **Operating profit of Bank Austria Creditanstalt rises to EUR 854 million**
- **BA-CA improves performance in all business segments**
- **Consolidated net income rises to EUR 1.3 billion, including the capital gain on the sale of HVB Splitska banka**
- **Board decisions have been taken on the transfer of units in Central and Eastern Europe between BA-CA and UniCredit: BA-CA also assumes responsibility for operations in Turkey**

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first half of 2006. Operating profit rose by 49.1 per cent to EUR 854 million (first half of 2005: EUR 573 million). Net income after taxes and minority interests reached EUR 1,316 million (2005: EUR 453 million). This figure includes the capital gain on the sale of HVB Splitska banka, the Croatian banking subsidiary. Adjusted for this one-off effect, the return on equity after taxes and minority interests was 18.3 per cent (2005: 13.7 per cent). The cost/income ratio improved to 57 per cent (2005: 61.9 per cent).

BA-CA's CEO Erich Hampel: "We have achieved excellent results for the first six months. A particularly gratifying feature is the stronger operating performance. Bank Austria Creditanstalt's earnings power has further improved. This is the result of a clear strategy which we have consistently pursued for many years: we are fully concentrating on our core markets in Austria and Central and Eastern Europe."

All business segments of BA-CA contributed to the improvement in results. The Central and Eastern Europe (CEE) business segment increased its operating profit by 49 per cent to EUR 386 million (2005: EUR 259 million). Net income after taxes – adjusted for the effect from the sale of HVB Splitska banka – rose by 45 per cent to EUR 293.2 million

(2005: EUR 202 million). The sale was effected to comply with merger control regulations. BA-CA will use the gain for further investment in CEE. UniCredit will transfer Zagrebačka banka, the clear market leader in Croatia, to Bank Austria Creditanstalt.

Customer business in Austria comprises three business segments: Private Customers, SMEs, and Large Corporates and Real Estate. The combined operating profit of the Austrian customer business segments rose by 43.7 per cent to EUR 355 million (2005: EUR 247 million). The combined net income after taxes of the three business segments improved by 34.3 per cent to EUR 274 million (2005: EUR 204 million). Erich Hampel: "There is still a lot of work ahead of us in respect of business in Austria but we are making tangible progress."

The International Markets business segment – comprising the bank's activities in money and capital markets – improved its operating profit by 45.5 per cent to EUR 112 million (2005: EUR 77 million). Net income after taxes increased by 43.3% to EUR 96 million (2005: EUR 67 million).

The current integration in UniCredit Group is strengthening BA-CA's market position on a sustainable basis. Within UniCredit Group, BA-CA assumes responsibility for business in Central and Eastern Europe (CEE) as holding company for the Group's CEE operations. The number of markets for which BA-CA will be responsible will rise from 12 to a total of 24, with more than 300 million inhabitants. Board decisions are now being taken on the transfer of units between UniCredit and BA-CA: UniCredit will transfer its subsidiaries in the Czech Republic, in Slovakia, Croatia, Romania and Bulgaria, as well as its units in Turkey, as a contribution in kind to BA-CA. In return for these transfers, UniCredit will receive shares in Bank Austria Creditanstalt. The transfers will be made at market prices. BA-CA will sell its interest in Bank BPH, the Polish bank, to UniCredit at the market price. In autumn 2006, Board decisions will be taken on the transfer of HypoVereinsbank's interest in International Moscow Bank (IMB) in Russia and of HypoVereinsbank's units in the Baltic countries.

As at 30 June 2006, shareholders' equity of BA-CA in accordance with IASs was EUR 8.2 billion, up by 9 per cent on the year-end 2005 figure (31 December 2005: EUR 7.5 billion). This means that BA-CA has by far the strongest capital base of any bank in Austria. The Tier 1 capital ratio declined slightly, to 7.9 per cent (31 December 2005: 8.3 per cent). At this level it continues to be substantially higher than the minimum level of 4 per cent required by law.

Details of BA-CA's financial statements for the first half of 2006

Items in the income statement

Net interest income was EUR 1,333 million, up by 4 per cent on the figure for the first half of the previous year (2005: EUR 1,282 million). The net charge for losses on loans and advances declined slightly, to EUR 195 million (2005: EUR 208 million). Thus net interest income after losses on loans and advances amounted to EUR 1,139 million, an increase of 6.1 per cent over the first half of the previous year (2005: EUR 1,074 million).

BA-CA achieved substantial increases in net fee and commission income and in the net trading result. Net fee and commission income rose by 30.7 per cent to EUR 871 million (2005: EUR 666 million), reflecting strong growth in sales of securities, especially guarantee products. The net trading result more than doubled to EUR 239 million (2005: EUR 118 million). General administrative expenses rose by 9.5 per cent to EUR 1,391 million (2005: EUR 1,271 million). This increase was mainly due to the fact that CA IB Corporate Finance, CA IB International Markets and Banca Comerciala Ion Tiriac were added to the group of consolidated companies.

The operating profit generated by BA-CA reached EUR 854 million, an increase of 49.1 per cent over the previous year's figure of EUR 573 million. Net income from investments amounted to EUR 705 million (2005: EUR 40 million), including the capital gain of EUR 684 million on the sale of HVB Splitska banka. Net income before taxes was EUR 1,549 million; adjusted for the effect from the sale of HVB Splitska banka, it amounted to EUR 865 million, an increase of 42 per cent over the figure for the first half of the previous year (2005: EUR 611 million). Net income after taxes and minority interests was EUR 1,316 million; the adjusted figure was EUR 632 million, 39 per cent higher than for the same period of the previous year (2005: EUR 453 million).

This improvement in results has the following effects on key financial data:

- The adjusted return on equity before taxes rose to 22.8 per cent (2005: 17.3 per cent).
- The adjusted return on equity after taxes and minority interests rose to 18.3 per cent (2005: 13.7 per cent).
- The cost/income ratio improved to 57 per cent (2005: 61.9 per cent).
- Earnings per share in the first six months increased from EUR 3.09 to EUR 4.30 (adjusted).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 16.2 per cent to 14.6 per cent.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Business in **Central and Eastern Europe** (CEE) developed very favourably in the first half of 2006. The combined net income before taxes of BA-CA's banking subsidiaries in CEE totalled EUR 422 million, an increase of 43 per cent (2005: EUR 296 million). After consolidation effects and deduction of taxes, and adjusted for the effect from the sale of HVB Splitska banka, the CEE business segment generated net income after taxes of EUR 293.2 million, 45 per cent more than in the first half of the previous year (2005: EUR 202 million). The return on equity after taxes and before deduction of minority interests was 23 per cent (2005: 20.6 per cent). The cost/income ratio declined from 54.3 per cent to 51.7 per cent.

In the first half of 2006, the **Private Customers Austria** segment achieved a net income after taxes of EUR 81 million, an increase of 20.9 per cent over the previous year (2005: EUR 67 million). The return on equity after taxes and before deduction of minority interests was 17 per cent (2005: 15.1 per cent), the cost/income ratio 71.6 per cent (2005: 77.5 per cent).

The **SMEs Austria** business segment generated net income after taxes of EUR 51 million, tripling the figure recorded in the previous year (2005: EUR 17 million). In this business segment BA-CA's management developed an extensive working programme with a view to improving results on a sustainable basis. The return on equity after taxes and before deduction of minority interests reached 10.7 per cent (2005: 3.6 per cent). The cost/income ratio was 58.5 per cent (2005: 62.3 per cent).

Net income after taxes generated by the **Large Corporates and Real Estate** business segment was EUR 142 million, up by 18.3 per cent (2005: EUR 120 million). The return on equity after taxes and before deduction of minority interests improved to 20.1 per cent (2005: 16.2 per cent). The cost/income ratio was 46.3 per cent (2005: 46.2 per cent).

The **International Markets** segment performed strongly, with net income after taxes amounting to EUR 96 million, an increase of 43.3 per cent over the previous year (2005: EUR 67 million). The return on equity after taxes and before deduction of minority interests reached 121.5 per cent (2005: 53.8 per cent). The cost/income ratio was 48.9 per cent (2005: 55.3 per cent).

The **Corporate Center** of BA-CA recorded net income after taxes of EUR 45 million (2005: EUR 22 million).

Balance sheet

As at 30 June 2006, Bank Austria Creditanstalt's total assets amounted to EUR 160.6 billion, an increase of 1.1 per cent over the year-end 2005 figure (31 December 2005: EUR 158.9 billion).

On the assets side, trading assets rose slightly, by 1 per cent to EUR 17.8 billion (2005: EUR 17.7 billion). Loans and advances to, and placements with, banks increased by 12.1 per cent to EUR 29.6 billion (2005: EUR 26.4 billion). Loans and advances to customers were EUR 88.9 billion, up by 2.9 per cent (2005: EUR 86.4 billion). Investments totalled EUR 18.2 billion, matching the figure at the end of the previous year (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks declined by 10.2 per cent to EUR 39.7 billion (2005: EUR 44.3 billion). Amounts owed to customers increased by 5.4 per cent to EUR 65.2 billion (2005: EUR 61.9 billion). Liabilities evidenced by certificates rose by 16 per cent to EUR 26.3 billion (2005: EUR 22.7 billion). Trading liabilities amounted to EUR 7.4 billion, up by 8 per cent (2005: EUR 6.8 billion). Shareholders' equity increased by 9 per cent to EUR 8.2 billion (2005: EUR 7.5 billion).

As at 30 June 2006, staff numbers in the Bank Austria Creditanstalt Group totalled 33,068, an increase of 9 per cent over the previous year (30 June 2006: 30,336 employees) resulting from acquisitions and organic growth in CEE. As at 30 June 2006, the number of BA-CA's offices was 1,679, up by 16 per cent compared with 30 June 2005.

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2006

	1 Jan.- 30 June 2006 in EUR m	1 Jan. – 30 June 2005 in EUR m	Change in EUR m	Change in %
Net interest income	1,333	1,282	51	4.0
Losses on loans and advances	-195	-208	14	-6.5
Net interest income after losses on loans and advances	1,139	1,074	65	6.1
Net fee and commission income	871	666	205	30.7
Net trading result	239	118	121	> 100
General administrative expenses	-1,391	-1,271	-121	9.5
Balance of other operating income and expenses	-3	-14	11	-78.5
Operating profit	**854**	**573**	**281**	**49.1**
Net income from investments	705	40	665	> 100
Amortisation of goodwill	-8	0	-8	> 100
Allocation to provisions for restructuring costs	0	0	0	
Balance of other income and expenses	-2	-2	0	-6.8
Net income before taxes	**1,549**	**611**	**938**	**153.6**
Taxes on income	-164	-116	-48	41.3
Net income	**1,385**	**495**	**890**	**180.0**
Minority interests	-69	-41	-28	67.7
Net income after taxes and minority interests	**1,316**	**453**	**862**	**190.3**

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q2 2006 in EUR m	Q1 2006 in EUR m	Q4 2005 in EUR m	Q3 2005 in EUR m	Q2 2005 in EUR m
Net interest income	690	643	686	644	686
Losses on loans and advances	-84	-110	-179	-108	-98
Net interest income after losses on loans and advances	606	533	507	536	588
Net fee and commission income	455	416	410	381	336
Net trading result	87	152	51	68	39
General administrative expenses	-699	-693	-705	-646	-637
Balance of other operating income and expenses	0	-3	-27	-7	1
Operating profit	**449**	**405**	**237**	**332**	**328**
Net income from investments	688	17	13	229	5
Amortisation of goodwill	-8	0	-4	0	0
Allocation to provisions for restructuring costs	0	0	-48	-60	0
Balance of other income and expenses	-1	-1	-8	-1	-2
Net income before taxes	**1,128**	**421**	**190**	**500**	**331**
Taxes on income	-84	-80	-18	-92	-63
Net income	**1,044**	**341**	**172**	**409**	**268**
Minority interests	-36	-34	-32	-38	-21
Net income after taxes and minority interests	**1,008**	**308**	**140**	**371**	**246**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments H1 2006 / H1 2005

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA Group
Net interest income	H1 2006	339	184	219	568	13	11	1,333
	H1 2005	337	185	229	448	63	19	1,282
Losses on loans and advances	H1 2006	-70	-62	3	-67	1	0	-195
	H1 2005	-47	-91	-15	-64	9	0	-208
Net fee and commission income	H1 2006	292	129	104	332	33	-18	871
	H1 2005	246	116	60	233	13	-2	666
Net trading result	H1 2006	0	0	1	48	168	22	239
	H1 2005	2	0	0	26	94	-4	118
General administrative expenses	H1 2006	-453	-182	-151	-485	-106	-15	-1,391
	H1 2005	-454	-188	-134	-384	-84	-28	-1,271
Balance of other operating income and expenses	H1 2006	3	-1	2	-10	3	1	-3
	H1 2005	0	0	2	-2	-19	4	-14
Operating profit	**H1 2006**	**110**	**67**	**178**	**386**	**112**	**1**	**854**
	H1 2005	**84**	**22**	**141**	**259**	**77**	**-10**	**573**
Net income from investments	H1 2006	1	1	5	669	11	18	705
	H1 2005	2	0	13	-3	8	20	40
Amortisation of goodwill	H1 2006	-8	0	0	0	0	0	-8
	H1 2005	0	0	0	0	0	0	0
Allocation to provisions for restructuring costs	H1 2006	0	0	0	0	0	0	0
	H1 2005	0	0	0	0	0	0	0
Balance of other income and expenses	H1 2006	0	0	-1	-1	0	0	-2
	H1 2005	0	0	-1	-1	0	0	-2
Net income before taxes	**H1 2006**	**103**	**68**	**182**	**1,054**	**123**	**19**	**1,549**
	H1 2005	**86**	**22**	**152**	**255**	**85**	**10**	**611**
Taxes on income	H1 2006	-23	-17	-40	-84	-27	26	-164
	H1 2005	-19	-6	-33	-53	-18	12	-116
Net income	**H1 2006**	**81**	**51**	**142**	**970**	**96**	**45**	**1,385**
	H1 2005	**67**	**17**	**120**	**202**	**67**	**22**	**495**

Business segments H1 2006 / H1 2005

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA Group
Credit and market risk equivalent	H1 2006	13,559	13,675	20,219	26,021	2,261	1,986	77,721
(Austrian Banking Act)	H1 2005	12,800	13,310	21,120	19,815	3,571	3,486	74,101
Average allocated equity	H1 2006	949	957	1,415	2,550	158	1,716	7,747
	H1 2005	896	932	1,478	1,960	250	1,550	7,066
Return on equity before taxes in %	H1 2006	*21.8*	*14.2*	*25.8*	*82.6*	*155.3*	*n.m.*	*40.0*
	H1 2005	*19.2*	*4.8*	*20.6*	*26.0*	*68.1*	*n.m.*	*17.3*
Return on equity after taxes in %	H1 2006	*17.0*	*10.7*	*20.1*	*76.1*	*121.5*	*n.m.*	*35.8*
before deduction of minority interests	H1 2005	*15.1*	*3.6*	*16.2*	*20.6*	*53.8*	*n.m.*	*14.0*
Cost/income ratio in %	H1 2006	*71.6*	*58.5*	*46.3*	*51.7*	*48.9*	*n.m.*	*57.0*
	H1 2005	*77.5*	*62.3*	*46.2*	*54.3*	*55.3*	*n.m.*	*61.9*
Risk/earnings ratio in %	H1 2006	*20.5*	*33.4*	*1.5*	*11.9*	*n.m.*	*n.m.*	*14.6*
	H1 2005	*14.0*	*49.2*	*6.7*	*14.3*	*n.m.*	*n.m.*	*16.2*

n.m. = not meaningful

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2006

Assets	30 June 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,597	3,855	-258	-6.7
Trading assets	17,835	17,665	170	1.0
Loans and advances to, and placements with, banks	29,577	26,384	3,192	12.1
Loans and advances to customers	88,870	86,404	2,466	2.9
- Loan loss provisions	-3,109	-3,232	123	-3.8
Investments	18,221	18,172	50	0.3
Property and equipment	1,056	1,097	-41	-3.7
Intangible assets	1,354	1,358	-4	-0.3
Other assets	3,226	3,956	-731	-18.5
Non-current assets classified as held for sale	0	3,221	-3,221	-100.0
Total assets	**160,626**	**158,879**	**1,746**	**1.1**

Liabilities and shareholders' equity	30 June 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	39,743	44,279	-4,535	-10.2
Amounts owed to customers	65,180	61,863	3,316	5.4
Liabilities evidenced by certificates	26,337	22,703	3,634	16.0
Trading liabilities	7,354	6,807	547	8.0
Provisions	4,876	4,753	124	2.6
Other liabilities	3,741	3,671	70	1.9
Subordinated capital	5,198	5,400	-201	-3.7
Liabilities directly associated with non-current assets classified as held for sale	0	1,884	-1,884	-100.0
Shareholders' equity	8,196	7,521	675	9.0
of which: minority interests	620	650	-30	-4.7
Total liabilities and shareholders' equity	**160,626**	**158,879**	**1,746**	**1.1**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 17 July 2006

Alessandro Profumo is the new Chairman of Bank Austria Creditanstalt's Supervisory Board

- **Franz Rauch becomes Deputy Chairman**
- **Risk manager Thomas Groß will join BA-CA's Managing Board**

The Supervisory Board of Bank Austria Creditanstalt (BA-CA) made the following appointments:

Alessandro Profumo is the new Chairman of the Supervisory Board of Bank Austria Creditanstalt. Mr Profumo (49) is Chief Executive Officer of UniCredit and has so far been a member of BA-CA's Supervisory Board. He succeeds Carlo Salvatori (65).

Franz Rauch („Rauch Fruchtsäfte") is the new Deputy Chairman of the Supervisory Board of Bank Austria Creditanstalt. Mr Rauch will also be deputy chairman of the credit committee and chairman of the audit committee. In addition he will be a member of BA-CA's strategy committee and nomination committee. Mr Rauch (66) has been a member of the Supervisory Board of the BA-CA Group since 1985.

Thomas Groß is a new member of the Managing Board. Mr Groß (40) will join BA-CA's Managing Board as Chief Risk Officer with effect from 1 October 2006. He will take over the relevant responsibilities from Johann Strobl. Thomas Groß has so far been Head of Group Risk Control at HypoVereinsbank. Since January 2006, Mr Groß has also been Head of Risk Control and Policies of UniCredit.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Press Release

11.08.2006

BA-CA sets up "regional centres" to offer corporate customers better international support

- **Companies with annual revenues in excess of EUR 3 million should in future receive greater international support at special service centres**
- **Medium-sized companies make increasing use of export and capital markets products**

Bank Austria Creditanstalt (BA-CA) is now able to offer corporate customers a special range of services tailored to meet the particular needs of medium-sized enterprises. BA-CA is finding that companies which generate revenues of EUR 3 million and more are becoming increasingly active in cross-border business deals. They are using increasingly complex banking products and require more specialised services – for export, interest and foreign currency management or in the area of alternative financing.

BA-CA is therefore concentrating these more sophisticated services for corporate customers with annual revenues in excess of EUR 3 million at special "regional centres" in each province. In doing so, it is following the successful approach adopted for serving international corporations. For many years BA-CA has served these customers with separate account managers at the Multinational Corporates unit. Private and business customers will continue to be served directly by the 12 regional offices.

Regina Prehofer, Director for Corporate Banking and Leasing Operations: "Many companies, even small companies, are already small multinationals. And this is the kind of service we want to offer them – all-round service covering everything from fixed-term deposits to interest and currency hedging, and complex cash management solutions."

Martin Frank, head of Corporate Customers & Public Sector will assume nationwide responsibility for the new Regional Centres. Until now Frank has been responsible for BA-CA large and corporate customers in Austria and abroad. His deputy is Fabio Fornaroli, previously Regional Director for Vienna City. He will be replaced as head of the Regional Office Vienna City by Franz Weisz.

The Regional Centre managers are:

Carinthia: Bruno Waldl, Lower Austria West: Thomas Wladika, Lower Austria South/Burgenland: Christian Redl, Upper Austria: Alexander Seiler, Salzburg: Christian Profanter, Styria: Bernd Meister, Tyrol: Markus Sappl, Vorarlberg: Hans Winter. BA-CA has also concentrated its corporate customer service in Vienna at five regional centres (Head: Martin Bachl, Peter Kretschy, Robert Mader, Erich Schramek, Susanne Wendler)

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0)5 05 05 ext. 52483;
E-Mail: christian.kontny@ba-ca.com

Press Release

04.08.2006

UniCredit and BA-CA take key steps for organisation of CEE business

- **UniCredit transfers its CEE banking shareholdings to BA-CA (including Turkey, excluding Poland)**
- **BA-CA sells Polish subsidiary Bank BPH to UniCredit**

Today, the Board of Directors of UniCredito Italiano S.p.A. ("UniCredit") and the Supervisory Board of Bank Austria Creditanstalt AG ("BA-CA") have respectively adopted two resolutions on the basis of which:

- BA-CA will sell the 71.03% shareholding it currently owns in Bank BPH S.A.'s ("BPH") share capital to UniCredit ("BPH Transfer"), and
- UniCredit will contribute to BA-CA a business unit ("CEE Business Unit") comprising its banking shareholdings in Central and Eastern Europe ("CEE"), excluding Poland, in exchange for newly issued BA-CA shares.

BPH Transfer to UniCredit
The transaction will consist of the sale of the controlling stake in BPH by BA-CA to UniCredit against payment by UniCredit to BA-CA of a total amount of approximately €4.3 billion comprising:

- three yearly cash instalments between 2007 and 2009, equivalent to 71.03% of BPH's earnings for the period (calculated as a percentage of the combined earnings of Bank Pekao and BPH), currently estimated to be equal to approximately €0.7 billion, and
- a fixed cash payment at the end of 2009 of €3.6 billion.

The BPH Transfer follows UniCredit's undertakings to the Polish Banking Supervisory Commission to consolidate all activities carried out in Poland directly under UniCredit. The transaction, which will be subject to the approval of the Austrian Financial Market Authority ("FMA"), is expected to be completed around October 2006.

Transfer of UniCredit CEE Business Unit to BA-CA
The CEE Business Unit comprises the following shareholdings, held by UniCredit, in banks operating in CEE:

- 50.00% of Koç Finansal Hizmetler A.S., Turkey ,
- 81.91% of Zagrebacka banka D.D., Croatia,
- 86.13% of Bulbank A.D., Bulgaria,
- 100.00% of Živnostenská banka a.s., Czech Republic,
- 97.11% of UniBanka a.s. , Slovakia, and
- 99.95% of UniCredit Romania S.A., Romania.

The CEE Business Unit also includes management and support activities relating to the CEE banks listed above.

The transaction will consist of the contribution in kind of the CEE Business Unit from UniCredit to BA-CA in exchange for 55 million newly issued BA-CA shares. The issue price in relation to the value of the contribution will have to be confirmed by an independent expert appraisal to be delivered following the resolution on the capital increase to be taken by BA-CA's Managing Board and Supervisory Board in the course of the last quarter of 2006. The newly issued BA-CA shares would not carry dividend rights with respect to the financial year ending 31 December 2006. UniCredit would, in turn, retain the right to any dividend paid by the CEE banks transferred with respect to the financial year ending 31 December 2006.

The envisaged transaction is consistent with the future role of BA-CA within the UniCredit

Group as the hub for CEE activities as announced in the Austrian Take Over offer by UniCredit in August 2005.

The transaction, which will be subject to the approval of the FMA and any other competent Austrian supervisory authority, as well as all relevant authorities in all jurisdictions involved, is expected to be completed at the beginning of January 2007 with the registration of BA-CA's capital increase.

Following completion of the transaction, UniCredit's direct and indirect shareholdings in BA-CA are expected to increase from the current 94.98% to 96.35%.

JP Morgan and Deloitte acted as financial advisers to BA-CA for the BPH Transfer. Citigroup Global Markets and Deloitte acted as financial advisers to BA-CA for the transfer of the CEE Business Unit.

Enquiries: Bank Austria Creditanstalt, Press Relations
Martin Hehemann, phone +43 50505 57007, martin.hehemann@ba-ca.com
Ildiko Füredi-Kolarik, phone +43 50505 56102, e-mail: ildiko.fueredi@ba-ca.com

Press Release

04.08.2006

Results for the first six months of 2006:
Bank Austria Creditanstalt's operating profit up by 49 per cent

- **Operating profit of Bank Austria Creditanstalt rises to EUR 854 million**
- **BA-CA improves performance in all business segments**
- **Consolidated net income rises to EUR 1.3 billion, including the capital gain on the sale of HVB Splitska banka**
- **Board decisions have been taken on the transfer of units in Central and Eastern Europe between BA-CA and UniCredit: BA-CA also assumes responsibility for operations in Turkey**

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first half of 2006. Operating profit rose by 49.1 per cent to EUR 854 million (first half of 2005: EUR 573 million). Net income after taxes and minority interests reached EUR 1,316 million (2005: EUR 453 million). This figure includes the capital gain on the sale of HVB Splitska banka, the Croatian banking subsidiary. Adjusted for this one-off effect, the return on equity after taxes and minority interests was 18.3 per cent (2005: 13.7 per cent). The cost/income ratio improved to 57 per cent (2005: 61.9 per cent).

BA-CA's CEO Erich Hampel: "We have achieved excellent results for the first six months. A particularly gratifying feature is the stronger operating performance. Bank Austria Creditanstalt's earnings power has further improved. This is the result of a clear strategy which we have consistently pursued for many years: we are fully concentrating on our core markets in Austria and Central and Eastern Europe."

All business segments of BA-CA contributed to the improvement in results. The Central and Eastern Europe (CEE) business segment increased its operating profit by 49 per cent to EUR 386 million (2005: EUR 259 million). Net income after taxes – adjusted for the effect from the sale of HVB Splitska banka – rose by 45 per cent to EUR 293.2 million (2005: EUR 202 million). The sale was effected to comply with merger control regulations. BA-CA will use the gain for further investment in CEE. UniCredit will transfer Zagrebacka banka, the clear market leader in Croatia, to Bank Austria Creditanstalt.

Customer business in Austria comprises three business segments: Private Customers, SMEs, and Large Corporates and Real Estate. The combined operating profit of the Austrian customer business segments rose by 43.7 per cent to EUR 355 million (2005: EUR 247 million). The combined net income after taxes of the three business segments improved by 34.3 per cent to EUR 274 million (2005: EUR 204 million). Erich Hampel: "There is still a lot of work ahead of us in respect of business in Austria but we are making tangible progress."

The International Markets business segment – comprising the bank's activities in money and capital markets – improved its operating profit by 45.5 per cent to EUR 112 million (2005: EUR 77 million). Net income after taxes increased by 43.3% to EUR 96 million (2005: EUR 67 million).

The current integration in UniCredit Group is strengthening BA-CA's market position on a sustainable basis. Within UniCredit Group, BA-CA assumes responsibility for business in Central and Eastern Europe (CEE) as holding company for the Group's CEE operations. The number of markets for which BA-CA will be responsible will rise from 12 to a total of 24, with more than 300 million inhabitants. Board decisions are now being taken on the transfer of units between UniCredit and BA-CA: UniCredit will transfer its subsidiaries in the Czech Republic, in Slovakia, Croatia, Romania and Bulgaria, as well as its units in Turkey, as a contribution in kind to BA-CA. In return for these transfers, UniCredit will receive shares in Bank Austria Creditanstalt. The transfers will be made at market prices. BA-CA will sell its interest in Bank BPH, the Polish bank, to UniCredit at the market price. In autumn 2006, Board decisions will be taken on the transfer of HypoVereinsbank's interest in International Moscow Bank (IMB) in Russia and of HypoVereinsbank's units in the Baltic countries.

As at 30 June 2006, shareholders' equity of BA-CA in accordance with IASs was EUR 8.2 billion, up by 9 per cent on the year-end 2005 figure (31 December 2005: EUR 7.5 billion). This means that BA-CA has by far the strongest capital base of any bank in Austria. The Tier 1 capital ratio declined slightly, to 7.9 per cent (31 December 2005: 8.3 per cent). At this level it continues to be substantially higher than the minimum level of 4 per cent required by law.

Details of BA-CA's financial statements for the first half of 2006

Items in the income statement
Net interest income was EUR 1,333 million, up by 4 per cent on the figure for the first half of the previous year (2005: EUR 1,282 million). The net charge for losses on loans and advances declined slightly, to EUR 195 million (2005: EUR 208 million). Thus net interest income after losses on loans and advances amounted to EUR 1,139 million, an increase of 6.1 per cent over the first half of the previous year (2005: EUR 1,074 million).

BA-CA achieved substantial increases in net fee and commission income and in the net trading result. Net fee and commission income rose by 30.7 per cent to EUR 871 million (2005: EUR 666 million), reflecting strong growth in sales of securities, especially guarantee products. The net trading result more than doubled to EUR 239 million (2005: EUR 118 million). General administrative expenses rose by 9.5 per cent to EUR 1,391 million (2005: EUR 1,271 million). This increase was mainly due to the fact that CA IB Corporate Finance, CA IB International Markets and Banca Comerciala Ion Tiriac were added to the group of consolidated companies.

The operating profit generated by BA-CA reached EUR 854 million, an increase of 49.1 per cent over the previous year's figure of EUR 573 million. Net income from investments amounted to EUR 705 million (2005: EUR 40 million), including the capital gain of EUR 684 million on the sale of HVB Splitska banka. Net income before taxes was EUR 1,549 million; adjusted for the effect from the sale of HVB Splitska banka, it amounted to EUR 865 million, an increase of 42 per cent over the figure for the first half of the previous year (2005: EUR 611 million). Net income after taxes and minority interests was EUR 1,316 million; the adjusted figure was EUR 632 million, 39 per cent higher than for the same period of the previous year (2005: EUR 453 million).

This improvement in results has the following effects on key financial data:

- The adjusted return on equity before taxes rose to 22.8 per cent (2005: 17.3 per cent).
- The adjusted return on equity after taxes and minority interests rose to 18.3 per cent (2005: 13.7 per cent).
- The cost/income ratio improved to 57 per cent (2005: 61.9 per cent).
- Earnings per share in the first six months increased from EUR 3.09 to EUR 4.30 (adjusted).
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 16.2 per cent to 14.6 per cent.

Business segment results
Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Business in **Central and Eastern Europe (CEE)** developed very favourably in the first half of 2006. The combined net income before taxes of BA-CA's banking subsidiaries in CEE totalled EUR 422 million, an increase of 43 per cent (2005: EUR 296 million). After consolidation effects and deduction of taxes, and adjusted for the effect from the sale of HVB Splitska banka, the CEE business segment generated net income after taxes of EUR 293.2 million, 45 per cent more than in the first half of the previous year (2005: EUR 202 million). The return on equity after taxes and before deduction of minority interests was 23 per cent (2005: 20.6 per cent). The cost/income ratio declined from 54.3 per cent to 51.7 per cent.

In the first half of 2006, the **Private Customers Austria** segment achieved a net income after taxes of EUR 81 million, an increase of 20.9 per cent over the previous year (2005: EUR 67 million). The return on equity after taxes and before deduction of minority interests was 17 per cent (2005: 15.1 per cent), the cost/income ratio 71.6 per cent (2005: 77.5 per cent).

The **SMEs Austria** business segment generated net income after taxes of EUR 51 million, tripling the figure recorded in the previous year (2005: EUR 17 million). In this business

segment BA-CA's management developed an extensive working programme with a view to improving results on a sustainable basis. The return on equity after taxes and before deduction of minority interests reached 10.7 per cent (2005: 3.6 per cent). The cost/income ratio was 58.5 per cent (2005: 62.3 per cent).

Net income after taxes generated by the **Large Corporates and Real Estate** business segment was EUR 142 million, up by 18.3 per cent (2005: EUR 120 million). The return on equity after taxes and before deduction of minority interests improved to 20.1 per cent (2005: 16.2 per cent). The cost/income ratio was 46.3 per cent (2005: 46.2 per cent).

The **International Markets** segment performed strongly, with net income after taxes amounting to EUR 96 million, an increase of 43.3 per cent over the previous year (2005: EUR 67 million). The return on equity after taxes and before deduction of minority interests reached 121.5 per cent (2005: 53.8 per cent). The cost/income ratio was 48.9 per cent (2005: 55.3 per cent).

The **Corporate Center** of BA-CA recorded net income after taxes of EUR 45 million (2005: EUR 22 million).

Balance sheet
As at 30 June 2006, Bank Austria Creditanstalt's total assets amounted to EUR 160.6 billion, an increase of 1.1 per cent over the year-end 2005 figure (31 December 2005: EUR 158.9 billion).

On the assets side, trading assets rose slightly, by 1 per cent to EUR 17.8 billion (2005: EUR 17.7 billion). Loans and advances to, and placements with, banks increased by 12.1 per cent to EUR 29.6 billion (2005: EUR 26.4 billion). Loans and advances to customers were EUR 88.9 billion, up by 2.9 per cent (2005: EUR 86.4 billion). Investments totalled EUR 18.2 billion, matching the figure at the end of the previous year (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks declined by 10.2 per cent to EUR 39.7 billion (2005: EUR 44.3 billion). Amounts owed to customers increased by 5.4 per cent to EUR 65.2 billion (2005: EUR 61.9 billion). Liabilities evidenced by certificates rose by 16 per cent to EUR 26.3 billion (2005: EUR 22.7 billion). Trading liabilities amounted to EUR 7.4 billion, up by 8 per cent (2005: EUR 6.8 billion). Shareholders' equity increased by 9 per cent to EUR 8.2 billion (2005: EUR 7.5 billion).

As at 30 June 2006, staff numbers in the Bank Austria Creditanstalt Group totalled 33,068, an increase of 9 per cent over the previous year (30 June 2005: 30,336 employees) resulting from acquisitions and organic growth in CEE. As at 30 June 2006, the number of BA-CA's offices was 1,679, up by 16 per cent compared with 30 June 2005.

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Ildiko Füredi-Kolarik, tel.: +43 (0)5 05 05 56102; e-mail: ildiko.fueredi-kolarik@ba-ca.com

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2006

	1 Jan.- 30 June 2006 in EUR m	1 Jan. - 30 June 2005 in EUR m	Change in EUR m	Change in %
Net interest income	1,333	1,282	51	4.0
Losses on loans and advances	-195	-208	14	-6.5
Net interest income after losses on loans and advances	1,139	1,074	65	6.1
Net fee and commission income	871	666	205	30.7
Net trading result	239	118	121	> 100
General administrative expenses	-1,391	-1,271	-121	9.5
Balance of other operating				

income and expenses	-3	-14	11	-78.5
Operating profit	**854**	**573**	**281**	**49.1**
Net income from investments	705	40	665	> 100
Amortisation of goodwill	-8	0	-8	> 100
Allocation to provisions for restructuring costs	0	0	0	
Balance of other income and expenses	-2	-2	0	-6.8
Net income before taxes	**1,549**	**611**	**938**	**153.6**
Taxes on income	-164	-116	-48	41.3
Net income	1,385	495	890	180.0
Minority interests	-69	-41	-28	67.7
Net income after taxes and minority interests	**1,316**	**453**	**862**	**190.3**

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q2 2006 in EUR m	**Q1 2006 in EUR m**	**Q4 2005 in EUR m**	**Q3 2005 in EUR m**	**Q2 2005 in EUR m**
Net interest income	690	643	686	644	686
Losses on loans and advances	-84	-110	-179	-108	-98
Net interest income after losses on loans and advances	606	533	507	536	588
Net fee and commission income	455	416	410	381	336
Net trading result	87	152	51	68	39
General administrative expenses	-699	-693	-705	-646	-637
Balance of other operating income and expenses	0	-3	-27	-7	1
Operating profit	**449**	**405**	**237**	**332**	**328**
Net income from investments	688	17	13	229	5
Amortisation of goodwill	-8	0	-4	0	0
Allocation to provisions for restructuring costs	0	0	-48	-60	0
Balance of other income and expenses	-1	-1	-8	-1	-2
Net income before taxes	**1,128**	**421**	**190**	**500**	**331**
Taxes on income	-84	-80	-18	-92	-63
Net income	1,044	341	172	409	268
Minority interests	-36	-34	-32	-38	-21
Net income after taxes and minority interests	**1,008**	**308**	**140**	**371**	**246**

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2006

Assets	**30 June 2006 in EUR m**	**31 Dec. 2005 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	3,597	3,855	-258	-6.7
Trading assets	17,835	17,665	170	1.0
Loans and advances to, and placements with, banks	29,577	26,384	3,192	12.1
Loans and advances to customers	88,870	86,404	2,466	2.9
- Loan loss provisions	-3,109	-3,232	123	-3.8
Investments	18,221	18,172	50	0.3
Property and equipment	1,056	1,097	-41	-3.7
Intangible assets	1,354	1,358	-4	-0.3
Other assets	3,226	3,956	-731	-18.5
Non-current assets classified as held for sale	0	3,221	-3,221	-100.0
Total assets	**160,626**	**158,879**	**1,746**	**1.1**

Liabilities and shareholders' equity	**30 June 2006 in EUR m**	**31 Dec. 2005 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	39,743	44,279	-4,535	-10.2
Amounts owed to customers	65,180	61,863	3,316	5.4
Liabilities evidenced by certificates	26,337	22,703	3,634	16.0
Trading liabilities	7,354	6,807	547	8.0
Provisions	4,876	4,753	124	2.6
Other liabilities	3,741	3,671	70	1.9
Subordinated capital	5,198	5,400	-201	-3.7
Liabilities directly associated with non-current assets classified as held for sale	0	1,884	-1,884	-100.0
Shareholders' equity	8,196	7,521	675	9.0
of which: minority interests	620	650	-30	-4.7
Total liabilities and shareholders' equity	**160,626**	**158,879**	**1,746**	**1.1**

Press Release

25.07.2005

UniCredit New Europe Research Network: International banks continue their strong expansion in CEE

- **Two-thirds of the banking industry in CEE owned by international banks in "established" CEE markets**
- **New opportunities arising from a widening of the perspective, in terms of single markets (Russia, Turkey and Ukraine) or in terms of global growth strategies of the players involved (such as UniCredit – HVB/BA-CA)**

The banking market in Central and Eastern Europe (CEE)[1] continues to be dominated by international banks, which consider the region as a second home market with strong growth potential. At the end of 2005, international banks' market share was 78 per cent (excluding Russia, Ukraine and Turkey). The banking markets in "established" CEE countries have been privatised to a large extent and now offer very few opportunities for major acquisitions. Therefore international investors are increasingly turning their attention to markets such as Russia, Turkey and in the medium-term also Ukraine where the process of internationalisation and consolidation has not yet reached an advanced stage. These countries offer significant growth potential: if they are included in the market share calculation, international banks account for only 46 per cent of the CEE banking market. This is the result of a recent study conducted by UniCredit New Europe Research Network – the research network including all the research departments of the Group focused on the CEE region.

In Turkey, international banks currently have a market share of 19 per cent. The privatisation process is advancing, while further market consolidation should also be expected. Foreign banks' market share in Russia is even lower, at currently 9 per cent, and, with a total of 1,200 banking institutions, a process of structural transformation is clearly in place. The highest concentration of international banks is to be found in the new EU member states Estonia (99 per cent) and Slovakia (98 per cent), followed by Croatia (91 per cent), an EU candidate country.

"Russia, Turkey and in the medium-tem also Ukraine are clearly the new frontiers of a regional strategy for international players active in the region. Still, on a more general perspective, we expect the consolidation process at the international level to become another significant driver for structural transformation in the region, like in the case of the UniCredit-HVB merger, which created by far the largest player at the regional level and led to a renewed process of consolidation at the individual level," says Andrea Moneta, Member of the UniCredit Group Management Committee and BA-CA Managing Board Member responsible for CEE operations.

The leading international banks in CEE

A few international players consider the region as a second home market. Such international players are among the top players in several countries of the region and profit from a widespread cross-regional network. The top 7 players control about one quarter of the entire banking market in Central and Eastern Europe (26 per cent, measured by total assets).

Among the largest international banks operating in the region, UniCredit Group ranks first, with total assets of EUR 86.2 billion[2] and net income after taxes (before minority interests) of EUR 1.3 billion[2]. This means that UniCredit Group is almost twice as large as the nearest competitor. Erste Bank is in second place, with total assets of EUR 48.7 billion2 and net income after taxes (before minority interests) of EUR 711 million[3]. KBC of Belgium ranks third, with total assets of EUR 42.7 billion and net income after taxes (before minority interests) of EUR 556 million.

Ranking behind the three leading banking groups are Raiffeisen International (total assets: EUR 42.3 billion[4], net income after taxes: EUR 481 million[4]), Société Générale (total assets: EUR 30.1 billion4, net income after taxes: EUR 531 million[5]), Banca Intesa[6] (total assets:

EUR 22.1 billion, net income after taxes: EUR 326 million) and Hungary's OTP[7] (total assets: EUR 19.1 billion, net income after taxes: EUR 609 million). The largest networks are those of UniCredit Group / BA-CA (17 countries[8]) and Raiffeisen International (15 countries[8]), followed by Société Générale (10 countries[8]) and Banca Intesa (9 countries[8]).

"It is interesting to note that among the 7 top regional players, only 3 are among the top 20 European banks market capitalisation. This confirms our idea that the international process of consolidation can bring further structural transformation at the regional level", says Debora Revoltella, UniCredit CEE Chief Economist.

Bank profitability remains high
The banking market in Central and Eastern Europe will continue to be a key growth market for international banks operating in the region. In 2005 alone, the combined net income before taxes of banks in the CEE-9 countries[9] rose by EUR 4.5 billion, from EUR 16.5 billion in 2004 to EUR 21 billion in 2005. UniCredit Group's experts think that profits in the region will double to about EUR 32 billion from 2004 to 2008. For the period 2005-2008, this translates into annual growth of 15.2 per cent.

"We expect the banking sector in Russia to achieve the strongest increase in profitability," says Debora Revoltella. She forecasts average growth of 21 per cent in pre-tax profits in Russia from 2005 to 2008. The Turkish banking sector will as well continue to grow dynamically, even despite current volatility in financial markets. Profitability will be strong also in Bulgaria (13 per cent) and Romania (11 per cent), two countries which are preparing for EU accession.

These figures make Russia one of the most attractive banking markets in Central and Eastern Europe. "This underlines the enormous potential available in this country. The Russian banking market is booming. For this reason we will continue to expand in Russia. As a first step we will double the number of our branches to around 50 by the end of this year and above 100 by 2008 through organic growth," says Andrea Moneta.

Retail loans are driving growth
The main driver for volume growth in the region will continue to be retail lending. Retail loans in Central and Eastern Europe as a whole are expected to grow at an annual average rate of about 31 per cent until 2008. The strongest increase will be seen in Russia, where this sector will grow by 56 per cent, almost double the rate achieved by the CEE market as a whole (including Russia).

"We think that retail lending business will triple over the next three years. At present 51 per cent of the Russian population holds a bank account. This figure indicates the enormous potential available," says Debora Revoltella. Russia is followed by Serbia and Turkey, where retail loans are expected to grow by above 30 per cent annually.

At 24 per cent, average annual growth of lending volume in the entire CEE region is much stronger than in the euro area (6 per cent). Data for individual countries as at year-end 2005 show that the total volume of loans, expressed as a percentage of GDP, was highest in Croatia with 68 per cent, far above the CEE average of 32 per cent. In Romania, the comparative figure was 22 per cent, indicating the potential available in the market. Generally speaking, throughout the region, we expect lending growth to continue to be supported by a combination of strong economic growth and a remaining gap in terms of market penetration. As mentioned above, the retail market will be the main driver of growth. Good macroeconomic prospects and strong investment demand will support a favourable corporate lending performance.

"The banking market in Central and Eastern Europe will continue to grow strongly. As the region offers large potential for business, this market will remain a focus of attention of international players. CEE is a core market for UniCredit Group. We will take advantage of the strong momentum of the CEE banking market and will continue to grow with it," says Andrea Moneta.

Charts

1 CEE = Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey, Ukraine.

2 excl. Splitska banka in Croatia, units in Turkey included at 50%

3 incl. Erste Bank Serbia and BCR in Romania

4 incl. Impexbank in Russia, Aval Bank consolidated as from October 2005

5 incl. Splitska banka

6 incl. KMB, Intesa Beograd, Ukrsdbank and UPI banka

7 incl. Niska Banka and Zepter Banka and OTP Hrvatska since Q2 2005.

8 excl. representative offices

9 CEE 9: Bulgaria, Croatia, Czech Republic, Hungary, Poland, Romania, Russia, Slovakia, Turkey

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, tel: +43 50505 56102
e-mail: ildiko.fueredi-kolarik@ba-ca.com

Bank Austria Creditanstalt

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Press Release

24.07.2006

BA-CA Leasing Subsidiary LEASFINANZ Obtains Banking Licence

- **Specialist for sales financing now also offering loans**
- **Goal for 2006: €150 million in new leasing and lending business**

In addition to offering all forms of leasing financing, BA-CA Leasing's subsidiary LEASFINANZ is now permitted to offer loans. After obtaining its banking licence, the sales financing specialist has significantly expanded its portfolio of products and has become a complete provider in the growing sales financing market. "We expect the greatest volume of new business in automobile sales. Loans are an important avenue for car dealers to boost their sales, especially for used vehicles," explains Heinz Gruber, managing director. "We also intend to considerably increase our business in the motorcycle segment."

Having been awarded its banking license by the financial market supervisory authorities, LEASFINANZ Bank is commencing full operations immediately. The managing directors of LEASFINANZ, Heinz Gruber and Michael Berger, will also be responsible for the management of the bank. The financing specialist has set its sights on an overall new business volume (leasing and loans) of well over €150 million for 2006.

LEASFINANZ, established in 1971, is headquartered in Vienna and operates seven branch offices throughout Austria to ensure optimal availability for its customers and partners. As a subsidiary of BA-CA Leasing, the specialist for sales financing (also called vendor financing and point-of-sales financing) is backed by the BA-CA network in Austria and Central and Eastern Europe, and the worldwide network of the UniCredit Group.

Further information: LEASFINANZ GmbH
Friederike Mikesch, Tel.: +43 (0)1 58873 - 4501
E-mail: office@leasfinanz.at

Press Release

21.07.2006

Bank Austria Creditanstalt Asset Allocation for Q3 2006: Risk aversion on the markets has risen

- **Inflation, oil, disappointing company figures, the Middle East as themes**
- **Therefore: strategy becomes more defensive, equity weighting now only neutral**

The **correction on the international stock markets** which started in May continued at the beginning of the third quarter. On the one hand, geopolitical issues have come to the fore again (violence in the Middle East), on the other, the reporting season in the USA has clearly been mixed so far. Against this background an increasing amount of capital flowed into **government bonds**, with yields returning during the first three weeks of July both in the USA and Europe. In Japan the central bank joined the international concert of interest rate hikes and raised the key interest rate to 0.25 per cent.

Our interest rate expectations: In the USA we see a further increase of 25 basis points to 5.5 per cent, and expect the first interest rate cuts in early 2007. In euroland we see two further hikes by 25 basis points before October, bringing the interest rate to 3.25 per cent.

On the **stock markets** there is an increasing trend toward risk aversion. Investors are reducing their exposures in higher risk investment vehicles (e. g. stock exchanges in emerging markets, technology stocks etc.), instead preferring government bonds or, within equities, defensive sectors such as pharmaceuticals, telecoms or utilities.

The **commodities markets** have also shown robust signs of life recently, after the upsurge in prices faltered in spring. The flare up of violence in the Middle East has resulted in rising oil prices, while at the same fuelling demand for gold as a safe haven in uncertain times.

As historically speaking, the third quarter is not one of the best on the stock exchanges, we have made allowances for this and given our strategy a rather **more cautious orientation**. Measures range from reducing the equity weighting to scaling down exposure in the emerging markets. Overall, these measures should underline the fact that we have taken into account this increased aversion to risk in our strategy.

The same applies to our list of **recommendations**, which also has some highly defensive features this time. From the pharmaceuticals industry we have placed Novartis on the list, together with the utility eon and tobacco company Altria (formerly Philip Morris). These three positions span the almost classic defensive spectrum. In Europe they are joined by the energy stock Total (rising oil price, hurricane season), and the British supermarket chain Tesco. Our only really cyclical recommendation, to round off the portfolio so to speak, is the conglomerate GE.

Asset Allocation:
The recently increased aversion to risk on the international stock markets is fundamentally driven by the fear that rising inflationary pressure could prompt central banks throughout the world to set a more aggressive pace in their interest rate hikes. The latest wave of violence in the Middle East has also brought "geo-political risks"to the forefront again. After three years of excellent performance on international markets, we are now taking account of this new stronger risk awareness and **reducing the equity weighting to neutral**, i.e. 40 per cent. Accordingly, bonds and debentures account for 57 per cent, cash for 3 per cent.

Bonds
The theme "increased risk aversion" is also continued in the detailed share and bond portfolio. **On the bond side** we have reduced the item "rest of Europe", which also includes CEE, from 10 per cent to 8 per cent. Accordingly, we have increased the weight of euroland bonds from 79 to 81 per cent. In the dollar segment we remain underweighted, whereby the depreciation of the dollar has slowed considerably recently.

Shares
Volatility in the asset category shares has recently increased significantly, with profit taking in precisely those segments which had previously reported the sharpest increases. To this extent, risk aversion is also having an impact on the country allocations within the equity weighting. We have trimmed our exposures in "other countries – emerging markets" from 10 to 8 per cent. In return, **Japan** has been increased from 12 to 14 per cent in the equity segment. Following the latest price declines we see attractive opportunities in Japan, and expect the country's essentially positive fundamentals to feed through to impact corporate profitability.

Enquiries: Bank Austria Creditanstalt Asset Management
Monika Rosen, Head of Research, Tel. (01) 33 147 ext. 5403
E-Mail: monika.rosen@amg.co.at

Bank Austria Creditanstalt

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Press Release

17.07.2006

Alessandro Profumo is the new Chairman of Bank Austria Creditanstalt's Supervisory Board

- **Franz Rauch becomes Deputy Chairman**
- **Risk manager Thomas Groß will join BA-CA's Managing Board**

The Supervisory Board of Bank Austria Creditanstalt (BA-CA) made the following appointments:

Alessandro Profumo is the new Chairman of the Supervisory Board of Bank Austria Creditanstalt. Mr Profumo (49) is Chief Executive Officer of UniCredit and has so far been a member of BA-CA's Supervisory Board. He succeeds Carlo Salvatori (65).

Franz Rauch („Rauch Fruchtsäfte") is the new Deputy Chairman of the Supervisory Board of Bank Austria Creditanstalt. Mr Rauch will also be deputy chairman of the credit committee and chairman of the audit committee. In addition he will be a member of BA-CA's strategy committee and nomination committee. Mr Rauch (66) has been a member of the Supervisory Board of the BA-CA Group since 1985.

Thomas Groß is a new member of the Managing Board. Mr Groß (40) will join BA-CA's Managing Board as Chief Risk Officer with effect from 1 October 2006. He will take over the relevant responsibilities from Johann Strobl. Thomas Groß has so far been Head of Group Risk Control at HypoVereinsbank. Since January 2006, Mr Groß has also been Head of Risk Control and Policies of UniCredit.

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Peter N. Thier, tel. +43 (0)5 05 05 52371;
e-mail: peter.thier@ba-ca.com

Press Release

10.07.2006

Co-operation BA-CA and KfW: EUR 150 million low interest loans for Austrian SMEs

Bank Austria Creditanstalt (BA-CA) has received EUR 150 million from Kreditanstalt für Wiederaufbau (KfW) with which to extend low interest loans. The money is especially earmarked for Austrian small and medium-sized enterprises and is intended to help them make long-term investments.

BA-CA thus has financing lines from KfW totalling EUR 450 million which are earmarked for lending in Austria. BA-CA also has an additional EUR 300 million at its disposal to be used in Central and Eastern Europe. BA-CA has received a total EUR 75 billion from KfW for its financing business with SMEs, making it one of the development banks biggest partners in Austria.

Kreditanstalt für Wiederaufbau (KfW) is one of the largest development banks in Europe. It was founded in 1948 with its headquarters in Frankfurt am Main. Among other activities, KfW offers lending schemes and refinancing lines in the EU and CEE. These make it possible to offer low-interest loans for entrepreneurs, the self-employed and public-private partnerships.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0)5 05 05 Ext. 52483;
E-mail: christian.kontny@ba-ca.com

Press Release

20.05.2005

Bank Austria Creditanstalt and Ion Tiriac have reached a pre-agreement to merge HVB Bank Romania with Banca Tiriac to create "HVB Tiriac"

- **BA-CA's Romanian subsidiary HVB Bank Romania will join forces with Banca Tiriac**
- **The newly created bank will be Romania's fourth-largest bank with 72 offices and nearly 720,000 customers**
- **Market share in Romania will increase to 7.5 per cent**
- **Strong complementary fit of business profile**

Bank Austria Creditanstalt (BA-CA) intends to merge its Romanian subsidiary HVB Bank Romania with Banca Tiriac, Romania's eleventh-largest bank headquartered in Bucharest. BA-CA and Ion Tiriac have reached a pre-agreement in this regard. "Romania is the strategic focus of our bank. We thus keep our promise of strengthening our presence in this country at an early stage of its convergence with Europe. This gives us a significant lead over our direct competitors", says Erich Hampel, Chief Executive Officer of BA-CA. Both banks, HVB Bank Romania and Banca Tiriac, are well managed. They operate profitably and will be even stronger as a merged unit. A further objective is to develop the existing market share swiftly beyond 10 per cent in Romania.

The merger will create a new bank under the name "HVB Tiriac". "We are proud of including the name Tiriac in our logo. The name Tiriac is associated with success and dynamic growth, not only in Romania but also in the rest of the world", says BA-CA CEO Erich Hampel. Bank Austria Creditanstalt will hold over 50 per cent of the shares in HVB Tiriac and will have full responsibility for controlling the business of HVB Tiriac.

"The two banks fit together perfectly. With this merger, we are able to further benefit from the dynamic Romanian financial market development. I was reluctant to sell Banca Tiriac but am very excited with the project of merging with HVB Bank Romania. I am very proud of the achievements accomplished by the management and the 1,100 employees of the bank which bears my name. Alongside with our 685,000 customers, they are the real value of Banca Tiriac", says Ion Tiriac.

BA-CA has been active in Romania since 1998 through its subsidiary HVB Bank Romania. HVB Bank Romania is currently the seventh-largest local bank, with total assets of about EUR 1.4 billion, 320 employees, 12 branches and some 32,000 customers. "Our colleagues in Romania have built up an excellent bank within a few years. Today, HVB Bank Romania is the most profitable unit in our network. I am proud of these outstanding achievements" says BA-CA CEO Hampel. "The merger of the two banks ideally combines HVB Bank Romania's strengths in corporate business, treasury operations and private banking with Banca Tiriac's strong presence in classic retail business", he adds.

Banca Tiriac has a nationwide network of 60 offices, total assets of EUR 706 million (as at 31 March 2005) and a market share of 2.9 per cent1, which makes it number 11 in the Romanian banking market. The bank was created in 1991.

With combined total assets of about EUR 2,080 million and 72 branches, HVB Bank Romania and Banca Tiriac will become number 4 among banks in Romania, ranking after BCR (26.1% market share [1]), BRD (13.0%), Raiffeisen Bank Romania (9.2%), and ahead of CEC (5.9%).

"The merger with Banca Tiriac provides a strong base for our further growth in Romania. Our market position will also lead to significantly higher revenues and even stronger growth than we would have been able to achieve on our own. Today we expect that we will be able to more than double the results in Romania compared with the current levels", says BA-CA CEO Erich Hampel. The merger is expected to take place before the end of this year and is subject to approval by all relevant authorities.

Within HVB Group, Bank Austria Creditanstalt is responsible for business in the markets of Central and Eastern Europe (CEE). The bank operates the leading network in the region, serving more than 4.6 million customers in 11 countries. BA-CA has won numerous awards in recognition of its CEE competence: most recently, in summer 2004, "Euromoney" and "The Banker" named Bank Austria Creditanstalt "Best Bank in CEE" and "Bank of the Year in CEE", respectively.

Chart

....

[1] Market share by total assets as at 31 December 2004

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, tel. +43 (0)50505-56102; e-mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

16.06.2006

EUR 450 Million Capital Injection for BAWAG P.S.K. Austrian Banks and Insurance Companies Agree to Provide Support

The Oesterreichische Nationalbank (OeNB), the largest Austrian banks and insurance companies as well as the Austrian federal government have agreed on a support deal to ensure normal operations at BAWAG P.S.K. until the group's planned sale. Prior to this decision, several key legal issues had been clarified by the Austrian Financial Market Authority and the Federal Ministry of Finance.

Under the deal agreed upon, the four credit institutions BA-CA, Erste Bank, ÖVAG and RZB and the four insurance corporations Allianz, Generali, Uniqa and Wiener Städtische founded two corporations on Wednesday to provide support for BAWAG P.S.K. While BA-CA, Erste Bank and RZB will each contribute EUR 100 million and ÖVAG EUR 50 million in capital to one corporation, each of the four insurance companies will contribute EUR 25 million to the second corporation. BAWAG P.S.K. will hold a controlling stake of 20% in both corporations.

This arrangement enables BAWAG P.S.K. to increase its eligible capital (tier 1 capital) by EUR 450 million, but not increasing its liabilitypotential.

As a group, BAWAG P.S.K. thus again achieves an adequate capital ratio. To limit the risk exposure for the participating banks and insurance corporations as much as possible, the funds provided may be invested exclusively in top-rated euro government bonds. In a first move to bail out BAWAG P.S.K., the Austrian parliament approved a federal act in mid-May that provided the basis for a EUR 900 million government guarantee.

The conclusion of settlement negotiations in the U.S.A., the preparation of the balance sheet for 2005 backed by the federal government guarantee and the improved capital situation have prepared the ground for going ahead with the sale process in a professional manner and on schedule.

The steadfast support provided for BAWAG P.S.K. by the key players of the Austrian financial market firmly attests to the determination of Austria's federal government, the Austrian Financial Market Authority and the OeNB to secure a common goal: maintaining the stability of the Austrian financial market.

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Peter N. Thier, tel. +43 664 515 45 09
e-mail: peter.thier@ba-ca.com

Press Release

07.07.2006

BA-CA Increases its Holding in WED

Bank Austria Creditanstalt (BA-CA) has acquired a further 20 per cent of the shares in WED – Wiener Entwicklungsgesellschaft für den Donauraum AG, increasing its direct interest in WED from 18 to 38 per cent. The remaining 62 per cent of WED shares are held by seven large Austrian banks and insurance companies through a holding company, in which BA-CA is the largest shareholder with 48 per cent.

"WED is developing what is easily the largest real estate project in Austria. We believe in this second city centre for Vienna, which has developed extremely well so far", said Regina Prehofer, a member of the BA-CA management board and chair of the WED supervisory board. "WED is just about to develop the core area with new towers. In this situation, we want to be a stable core shareholder." In total BA-CA now holds 68 per cent of the shares in WED. The stake was sold by Japanese property developer Nomura –Nomura Europe Development B.V.

Investments of EUR 1.5 to 2 billion
WED was spun-off from EXPO AG in 1991 and is developing Vienna DC Donaucity, a centre for work, living, research and leisure on a site between the UNO-City and the Danube. Some 7,500 people already live and work in this city of the future. The final completion stage will be reached in three to six years. At present just under two thirds of the project have been completed and are in use. The investment volume for this large-scale project runs to approximately EUR 1.5 to 2 billion.

In addition to the Uno-City and Austria Center Vienna, transport infrastructure and the covering of the A22, the following buildings have also been erected in Vienna DC in recent years: Andromeda Tower (1998), Wohnpark Donau-City (1999), Ares Tower (2001), Tech Gate Vienna (2001), Saturn Tower (2004), Tech Gate Tower (2006).

New Skyscrapers on the Danube
Due to the rapid development of Vienna DC, the French star architect Dominique Perrault has drawn up a revised master plan for the remaining plots of land. The next stage is the construction of two new high-rise buildings in the core area of the Donau-City, among them the highest tower in Austria, DC Tower 1 which will soar 200 m with 58 storeys, and the 160 m high DC Tower 2 with 40 floors.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0)5 05 05 Ext. 52483;
E-Mail: christian.kontny@ba-ca.com

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Press Release

30.06.2006

BA-CA completes sale of Croatian subsidiary Splitska banka

The buyer is Société Générale
BA-CA will assume responsibility for UniCredit Group's Zagrebacka banka

Bank Austria Creditanstalt (BA-CA), a member of the UniCredit Group, completed the sale of its Croatian banking subsidiary HVB Splitska banka to Société Générale, the French banking group. The closing of the sale took place on 30 June. The price of the transaction is around EUR 1 billion. The sale of the bank was necessary due to merger control requirements of the Croatian law. The investment banks CA IB and Credit Suisse acted as advisers to BA-CA in the sale process.

Splitska banka has total assets of EUR 3.2 billion, 112 branches and 1,112 employees. At the end of 2005 the bank served more than 460,000 corporate and retail customers.

Number 1 in Croatia
After the sale of Splitska banka, BA-CA as sub-holding of the UniCredit Group for operations in Central and Eastern Europe will assume responsibility for UniCredit's subsidiary in Croatia, Zagrebacka banka. With total assets of EUR 8.9 billion and a market share of 24 percent, Zagrebacka banka is the number 1 bank in Croatia. With around 4,200 employees serving approximately 1.2 million customers through around 130 branches, Zagrebacka banka is a universal bank and is the market leader both in the retail and the corporate customer segment in Croatia.

UniCredit Group operates the largest international banking network in Central and Eastern Europe. More than 60,000 employees serve around 17 million customers through over 2,900 branches.

Enquiries: Bank Austria Creditanstalt International Press Relations
Ildiko Füredi-Kolarik, phone +43 50505 56102
e-mail: ildiko.fueredi@ba-ca.com

Press Release

19.06.2006

HVB Leasing will commence operations in Ukraine in July

BA-CA Leasing has established a subsidiary in Ukraine in spring this year. In a next step HVB Bank Ukraine will take over a minority stake in this company of up to 9.9% and a capital injection from shareholders of 1 ml. USD is planned. The subsidiary will operate under the name "HVB Leasing, t.o.v." and enlarges BA-CA Leasing's leading network in Central and Eastern Europe, which now operates in more than 12 countries.

For the beginning, the new leasing service provider will offer vehicle, equipment leasing and vendor leasing as well as insurance services for its products. After an initial exploration phase real estate leasing should complete the range of leasing services. The company plans to cooperate closely with HVB Bank Ukraine and its branch network.

"Our goal is to become one of the leading players in Ukraine," comments Alexander Schmidecker, Managing Director at BA-CA Leasing. "I am very happy that we start operative leasing business in this important emerging market."

BA-CA Leasing is the market leader in the Austrian leasing business and in Central and Eastern Europe. Its range of services includes real estate, equipment and vehicle leasing as well as services such as insurance and fleet management.

Inquiries: HVB Bank Ukraine, Marketing & Communications
Oksana Shtereverya, Tel. +380 44 230 ext.3304;
E-Mail: Oksana.shtrerverya@ua.hvb-cee.com

Bank Austria Creditanstalt, International Press Relations
Ildiko Fueredi-Kolarik, Tel.: +43 50505 ext. 56102
E-Mail: ildiko.fueredi@ba-ca.com

Member of UniCredit Group

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 June 2006

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	H1 2006	2005	Change
Share price at end of period	€ 94.27	€ 93.99	0.3 %
High/low (intraday)	€ 113.84/€ 90.34	€ 104.25/€ 62.01	
Earnings per share in accordance with IFRSs (annualised)	€ 17.90	€ 6.56	172.9 %
Price/earnings ratio (end of period)	5.3	14.3	
Total shareholder return (incl. dividend)	3.0 %	43.6 %	
Market capitalisation (end of period)	€ 13.9 bn	€ 13.8 bn	0.3 %
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	35,000 shares	221,000 shares	

Income statement figures (in € m)	H1 2006	H1 2005	Change
Net interest income after losses on loans and advances	1,139	1,074	6.1 %
Net fee and commission income	871	666	30.7 %
Net trading result	239	118	102.4 %
General administrative expenses	1,391	1,271	9.5 %
Operating profit	854	573	49.1 %
Net income before taxes	1,549	611	153.6 %
Consolidated net income	1,316	453	190.3 %

Volume figures (in € m)	30 June 2006	31 Dec. 2005	Change
Total assets	160,626	158,879	1.1 %
Loans and advances to customers	88,870	86,404	2.9 %
Primary funds	96,715	89,965	7.5 %
Shareholders' equity (excluding minority interests)	7,576	6,871	10.3 %
Risk-weighted assets (banking book)	77,751	75,263	3.3 %

Key performance indicators (in %)	H1 2006	2005	H1 2005
Return on equity after taxes (ROE)	37.1	14.3	13.7
Return on assets (ROA)	1.63	0.63	0.60
CEE contribution to net income before taxes	68.0	54.1	41.7
Cost/income ratio	57.0	61.6	61.9
Net interest income/avg. risk-weighted assets (banking book)	3.49	3.53	3.53
Risk/earnings ratio	14.6	18.9	16.2
Provisioning charge/avg. risk-weighted assets (banking book)	0.51	0.67	0.57
Total capital ratio (end of period)	11.2	12.2	12.1
Tier 1 capital ratio (end of period)	7.9	8.3	7.9

Staff	30 June 2006	30 June 2005	Change
Bank Austria Creditanstalt (full-time equivalent)	33,068	30,336	9.0 %
Austria (BA-CA AG and subsidiaries supporting core banking business)	9,963	10,375	–4.0 %
CEE and other subsidiaries	23,105	19,961	15.8 %
of which: Poland	10,245	10,058	1.9 %

Offices	30 June 2006	30 June 2005	Change
Bank Austria Creditanstalt	1,679	1,448	16.0 %
Austria	394	402	–2.0 %
CEE countries and rest of world	1,285	1,046	22.8 %
of which: Poland	512	498	2.8 %

The income statement for the first half of 2006 includes a one-off effect (capital gain on the sale of HVB Splitska banka).



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt AG*
Member of the Management Committee of UniCredit Group

Ladies and Gentlemen,

Bank Austria Creditanstalt is in very good shape in the middle of 2006 and its prospects are even better: our interim financial statements as at 30 June reflect an excellent operating performance, to which our two core markets – Austria and Central and Eastern Europe – contributed in equal measure. Integration in UniCredit Group is fully under way. The Group is moving from the planning stage to implementation of the target structure; the first steps to reshape the Group have already been taken. We will swiftly, though in several stages, assume the function as holding company for the entire CEE business except Poland.

In the first half of 2006, Bank Austria Creditanstalt generated consolidated net income of € 1,316 m. This amount includes the capital gain on the sale of Splitska banka, the Croatian bank which was sold to comply with merger control requirements. We will use the capital gain within Bank Austria Creditanstalt for reinvestment in CEE. Even without this one-off income, BA-CA's consolidated net income exceeded the previous year's figure by almost 40 %, reaching € 632 m. Contributions to this increase came from net interest income, mainly on account of the continued strong expansion in CEE; from net fee and commission income, with substantial increases in Austria and CEE; and from the net trading result, with an excellent performance despite the difficult market environment in May and June. Risk and costs remain under control. The return on equity after taxes (without the one-off effect resulting from the sale of Splitska banka) was 18.3 %, up by 4.5 percentage points on the figure for the first half of 2005. More details are given on the following pages.

Shortly before the publication of this interim report, the Managing Board and the Supervisory Board of Bank Austria Creditanstalt and the Board of Directors of UniCredit set the course for implementation of the target structure for the CEE Division. Accordingly, UniCredit will transfer its CEE subsidiaries in the Czech Republic, in Slovakia, Croatia, Romania and Bulgaria – as well as the equity interest in the unit in Turkey – to Bank Austria Creditanstalt as a contribution in kind against BA-CA shares. The transfers will take place at arm's length, i.e. at market prices. BA-CA will sell the 71 % interest in Bank BPH to UniCredit at the market value. These transactions will extend the perimeter of BA-CA's activities to include major growth markets while also providing capital for further substantial acquisitions. Above all, they will give Bank Austria Creditanstalt, as CEE market leader by a wide margin, new dimensions which we will use for sustainable value creation within UniCredit Group.

Yours sincerely,

Erich Hampel

Banking Environment in the Second Quarter of 2006

Robust world economy, higher commodity prices, higher interest rates

▶ The **global economy** is currently expanding strongly, at a rate last seen in the early 1970s. This time the upswing is driven by the integration of Far-East economies in the international division of labour. In the second quarter of 2006, global growth was more balanced than before: the strong growth recorded in the US, though weakening, remained more robust than many observers expected; in Europe (euro area) the economy gathered momentum, both in terms of regional pattern and composition of demand; and Japan started to emerge from the protracted deflation the country experienced in the past few years. The strength of the global economy as well as a number of geopolitical crises and speculative factors were the main reason why commodity prices reached new highs at the beginning of the second quarter of 2006. In April and May, the price of Brent crude oil rose to 74 USD/bl; most recently it exceeded 77 USD/bl. The combination of economic growth, strong increases in commodity and asset prices and excess liquidity which has accumulated over a number of years prompted central banks around the world to pursue a restrictive monetary policy: in the US, the second quarter saw the 16th and 17th increases in the Federal Reserve's key interest rate (to a most recent level of 5.25 %); the ECB followed suit, raising the key interest rate for the second and third time since December 2005, to 2.75 %; and Japan abandoned its zero-interest rate policy. The 10-year benchmark yields rose to well above 5 % in the US dollar and moved around 4 % in the euro.

▶ Developments in **financial markets** were characterised by a repricing of risks in the second quarter: previously all major asset classes – European shares, emerging markets equities and commodities including gold – had reached excessively high levels, driven by surplus liquidity and diversification of investments. From 10 May to 13 June, markets suffered a serious setback (EuroStoxx: – 14 %, Nikkei225: – 19 %, emerging markets/Europe: – 21 %, gold: – 22 %); by the end of the quarter, a market recovery had only made up for just over one-half of this setback. The shift to money and bond markets in US dollar and euro had an adverse impact on CEE currencies. Emerging markets bonds, corporate bonds and credit spreads (CDS) held up relatively well.

▶ In the second quarter of 2006, the economy in the markets in which BA-CA operates benefited from brisk world trade and especially from a recovery and an improvement in sentiment in Europe. In **Austria**, growth accelerated from 2.3 % to an estimated 2.9 % in the second quarter (compared with the previous quarter, annualised); the year-on-year growth rate of 2.8 % again exceeded the EU average. Foreign trade remained the mainstay of growth; industrial output was booming, and the impetus coming from abroad was increasingly reflected in capital investment and most recently also in consumption (with employment up by 1.6 % on the previous year). The inflation rate declined slightly, to 1.5 % (June). Banking business continued to grow strongly, the total lending volume was 7.2 % (May) higher than in the preceding year, with loans to companies expanding more strongly than personal loans. Bank deposits showed relatively robust growth of 4.6 %, with companies making a stronger contribution to growth than private households, though mostly in the area of short-term deposits.

In **Central and Eastern Europe**, the positive fundamental development continued: compared with the previous year, real economic growth achieved by this group of countries in the second quarter of 2006 was again twice as strong as in the euro area. Overall, domestic demand accelerated in CEE, too, led by capital investment, which grew at double-digit rates in several countries; consumption also increased in most countries. Growth forecasts for 2006 were adjusted upwards for almost all CEE countries. However, as inflationary pressure – caused by high oil prices and currency depreciation as well as by strong demand – increased significantly (except in Slovenia and the Czech Republic), almost all central banks in the region took restrictive measures (or announced such steps). Therefore short-term and long-term interest rates rose perceptibly. The situation in Hungary was aggravated by the government's far from convincing budget consolidation course; moreover, political changes in several EU countries caused uncertainty. Among the CEE currencies, the strongest declines against the euro were seen in the Hungarian forint, the Polish zloty and the Slovak crown in the course of the second quarter. However, on a half-yearly average, which is used for translating the income statement figures of our CEE subsidiaries, only Hungary's currency depreciated (by 5.5 %) while the other currencies were still clearly stronger than a year before (e.g. Poland: + 4.7 %, Czech Republic: + 5.9 %, Romania: + 3.9 %).

Correction in stock markets



— Euro area (DJ Euro Stoxx)
— Austria (ATX)
— Central and Eastern Europe (CECE index)
Datastream indices, year-end 2004 = 100
180
170
160
150
140
130
120
110
100
90
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2005
2006

▶ In the second quarter of 2006, net income before taxes was € 1,128 m, higher than for 2005 as a whole. One-off income from the sale of HVB Splitska banka (€ 684 m) to be reinvested in BA-CA.

▶ Continued improvement in operating performance across all regions: adjusted net income before taxes up by 5 % on the good result for Q1 2006 and 34 % higher than in Q2 2005.

▶ Consolidated net income for the first half of 2006 up by 190 % to € 1,316 m; adjusted for one-off income, it rose by 39 % to € 632 m. ROE after taxes reached 37.1 %, adjusted figure: 18.3 % (first half of 2005: 13.7 %).

▶ Further improvement in quality of results: core net interest income increased by 7 % in the first half of 2006, reflecting expansion in CEE; in Austria, slight improvement from Q1 to Q2 2006; net fee and commission income rose strongly in all business segments, resulting in a total increase of 31 % over the first half of the previous year.

▶ Net trading result for the first half of 2006 reached € 239 m. After record performance in Q1, above-average figure for Q2 despite setback in markets.

▶ Costs and risks remain under control. The cost/income ratio was 57.0 %, down by 5 percentage points from the the mid-2005 level. Risk/earnings ratio down to 14.6 % from 16.2 % a year earlier.

▶ Balanced structure of business: on an adjusted basis, CEE accounted for 44 % of the bank's net income before taxes (with an increase of 50 %), Austrian customer business contributed 23 % (growth of 36 %).

▶ Growth (RWA) and capital allocation focusing on CEE (+ 31 %) and Private Customers Austria (+ 6 %). Strong improvement in capital efficiency in the Large Corporates and Real Estate segment and in International Markets.

▶ Integration in UniCredit Group fully under way. Implementation of BA-CA's holding company function for all CEE operations except Poland will start soon.

Bank Austria Creditanstalt in the Second Quarter of 2006

After the strong performance in the first three months of 2006, Bank Austria Creditanstalt continued its well-balanced upward trend in the second quarter. Earnings improved further across all divisions as the provisioning charge declined and costs remained stable. In addition, with the closing of the sale of HVB Splitska banka d.d., Split, at the end of June, we realised a capital gain of € 684 m after deconsolidation effects; the capital gain is included in net income from investments. As mentioned in the Annual Report 2005, the sale was effected to comply with merger control requirements specified by Croatia's supervisory authority in view of the fact that Zagrebačka banka, a member of UniCredit Group, is the clear number 1 bank in Croatia. The capital gain reflects BA-CA's successful efforts to build operations and create value in Croatia; as announced, we will reinvest the gain in BA-CA as we take over, step by step, the holding company function for the CEE operations of UniCredit Group.

Inclusive of the one-off income mentioned above, Bank Austria Creditanstalt's **consolidated net income** in the second quarter of 2006 was € 1,008 m, more than for 2005 as a whole (€ 964 m). Adjusted for the one-off effect, consolidated net income amounted to € 324 m for Q2 2006, an increase of 5 % over the good first-quarter performance. The increase over the second quarter of the previous year was € 78 m or 32 %. The adjusted return on equity after taxes was 18.6 %, significantly higher than a year before (14.8 %). In the second quarter of 2006, annualised earnings per share reached € 27.43; the adjusted figure was € 8.81.

The operating performance improved in all regions and all customer segments from Q1 to Q2 2006. From the high level already attained in the first quarter of 2006, **operating revenues** rose further: at € 1,232 m in the second quarter of 2006, they were 2 % higher than in the preceding quarter and 16 % up on the same period of the previous year (Q2 2005). Contributions to this growth came from the three segments of Austrian customer business and from the Central and Eastern Europe (CEE) business segment, which improved their operating revenues by 5 % each compared with the preceding quarter. Among the various income components, core net interest

1,128

Net income before taxes by quarter


€ m
600
550
500
450
400
350
300
250
200
150
100
50
0
204
223
227
204
280
331
306
333
421
444
500
190
adjusted1)
adjusted2)
adjusted3)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2004
2005
2006

1) One-off effects in Q3 2005: Investkredit: € 130 m, Banca Tiriac: € 123 m, provisions for restructuring costs: – € 60 m
2) One-off effects in Q4 2005: provisioning charge: – € 70 m, general administrative expenses/UniCredit: – € 25 m, provisions for restructuring costs: – € 48 m
3) One-off effects in Q2 2006: capital gain of € 684 m on sale of HVB Splitska banka after deconsolidation effects

income showed moderate growth (+3 %), matching the increase seen in the first quarter of 2006; together with the seasonal effect of higher income from equity interests, this resulted in overall growth of 7 % in net interest income. Net fee and commission income rose substantially, with an increase of 9 % over Q1 2006 and 35 % over Q2 2005; the favourable trend continued in all regions and divisions.

Despite the slump in financial markets from mid-May to mid-June, our financial market teams in Vienna, London and at our CEE subsidiaries achieved a net trading result of € 87 m, which clearly exceeded the quarterly average of the previous year (€ 59 m); as was to be expected, the figure for Q2 2006 fell short of the excellent net trading result generated in the first quarter (€ 152 m).

Key data

	Q1 05	Q2 05	Q3 05		Q4 05		Q1 06	Q2 06	
	actual	actual	actual	adj.*)	actual	adj.*)	actual	actual	adj.*)
Earnings per share (annualised, in €)	5.63	6.71	10.10	5.77	3.81	6.76	8.37	27.43	8.81
ROE before taxes (in %)	16.1	18.5	26.8	16.4	10.1	17.6	22.3	56.8	23.3
ROE after taxes (in %)	12.7	14.8	21.5	12.3	8.1	14.3	17.9	55.3	18.6
Cost/income ratio (in %)	64.1	59.9	59.5	59.5	62.9	60.8	57.3	56.7	56.7
Risk/earnings ratio (in %)	18.5	14.3	16.7	16.7	26.0	15.8	17.1	12.2	12.2

*) adjusted for one-off effects

Provisioning charge and costs remain under control despite expansion

After the one-off adjustments made to the **net charge for losses on loans and advances** in the previous year, Bank Austria Creditanstalt continued to reduce the provisioning charge compared with the preceding quarter. In CEE, the cost of risk declined although business volume expanded. The main contribution to the reduction of the provisioning charge came from successful credit risk and portfolio management in business with Austrian companies, which more than offset the persistent strain on results from retail banking which was caused by insolvencies of private individuals. The risk/earnings ratio (provisioning charge expressed as a percentage of net interest income) declined from 17.1 % to 12.2 %.

General administrative expenses rose by only 1 % from Q1 to Q2 2006 and were thus 10 % higher than in the second quarter of the previous year. We further reduced the cost/income ratio in Austria and in CEE; overall, from Q1 to Q2 2006, the cost/income ratio declined from 57.3 % to 56.7 %, a level that was about three percentage points lower than in the previous year.

Details of BA-CA's Income Statement for the First Six Months of 2006

Bank Austria Creditanstalt's income statement for the first six months of 2006 shows consolidated net income of € 1,316 m, three times the figure for the same period of the previous year. This includes one-off income from the sale of HVB Splitska banka (€ 684 m), which boosted net income from investments to € 705 m (first half of 2005: € 40 m). Net income before taxes for the first half of 2006 amounted to € 1,549 m (previous year: € 611 m); adjusted for one-off income, it reached € 865 m, an increase of € 254 m or 42 %. Operating profit rose by € 281 m or 49 % to € 854 m, reflecting a strong improvement in operating performance, with more or less equal contributions to this growth coming from Austrian customer business and International Markets as well as from the CEE business segment (see chart).

Operating revenues were up by € 388 m or 19 % on the same period of the previous year, with € 283 m of this increase resulting from growth in core net interest income and net fee and commission income – the "sustainable" income components. Core net interest income generated in Austrian customer business remained at the previous year's level, showing a quarter-on-quarter improvement; in CEE, core net interest income grew by 27 %. In the first six months of 2006, income from equity investments was 22 % lower than in the previous year; this may partly be explained by the fact that a number of subsidiaries were added to the group of consolidated companies. Overall, **net interest income**, comprising core net interest income and income from equity investments, totalled € 1,333 m, an increase of € 51 m or 4 % over the previous year.

Net fee and commission income continued to rise strongly (by € 205 m or 31 % to € 871 m), with contributions to this increase coming from all markets. Growth was achieved especially in securities business, including structured new issues, in derivatives transactions and advisory services for large corporates, trade finance and cash management services, and in commissions from CEE lending business.

The **net trading result** more than doubled compared with the same period of the previous year, reaching € 239 m on account of the record figure for the first quarter and a second-quarter result that was far above average; the Vienna-based trading team, CA IB London and CEE subsidiaries (whose activities are coordinated from Vienna) all contributed to this strong performance.

The **net charge for losses on loans and advances** declined slightly in the first half of 2006 as provisions for contingent liabilities were released and allocations to them were lower. In business with Austrian companies, a review of exposures in

the SMEs segment with a focus on risk and active credit portfolio management had favourable effects. This was offset by a higher provisioning charge for lendings to personal customers. Austrian insolvency statistics show that this development reflects market trends: in the first half of 2006, the number of bankruptcies of private individuals was significantly higher than in the previous year and it continues to rise. In CEE, business expansion was stronger than the increase in the provisioning charge. The risk/earnings ratio was reduced from 20.4 % to 17.2 % in the Austrian customer business and from 14.3 % to 11.9 % in CEE (for the bank as a whole, from 16.2 % to 14.6 %).

Costs remained under control. **General administrative expenses** rose by € 121 m or 9.5 % to € 1,391 m; cost growth was only one-third of the increase in operating revenues after the provisioning charge (+ € 402 m or 22 %). In Austria (including INM), costs grew by only 2 %; without the inclusion of several subsidiaries in the group of consolidated companies which became necessary because of the expansion of business volume (including the CA IB subsidiaries in the corporate finance business, which are allocated to the Large Corporates and Real Estate segment, and the CA IB trading units, which belong to the International Markets segment), they would have declined. In CEE, general administrative expenses increased by 26 %; again, the larger part of this growth was due to an increase in the number of consolidated companies. The cost/income ratio for the bank as a whole was 57.0 %, down by about 5 percentage points from the previous year's level. In the CEE business segment, the cost/income ratio was 51.7 % (first half of 2006), significantly lower than for the bank as a whole.

Cost/income ratio 5 percentage points lower

The comparison with the previous year's figures is affected by changes in the group of consolidated companies which have occurred since then (see note 3 on page 18 of this interim report). These changes relate to the Austrian business segments and International Markets (mainly CA IB Corporate Finance and the CA IB trading units in Vienna, London and Warsaw) as well as to Central and Eastern Europe (mainly Banca Comercială Ion Tiriac, consolidated as from September 2005). The changes accounted for about 9 % of net income before taxes adjusted for one-off income, and 7 % of general administrative expenses. Results for the first half of 2006 again reflected exchange rate effects from translating the local income statement figures of CEE subsidiaries and our subsidiary in the Cayman Islands: exchange rate effects, including hedging transactions, accounted for over 2 % of the adjusted net income before taxes and less than 1 % of general administrative expenses.

Improvement in operating performance in the first half of 2006 well balanced in terms of components and divisions


Increase in operating profit in € m
by income statement item
300
250
200
150
100
50
0
+51
Net interest income
+205
Net fee and commission income
+121
Net trading result
+11
Other operating income and expenses
+14
Provisioning charge
-121
General administrative expenses
+281
Operating profit
+49 % on previous year
Increase in operating profit in € m
by business segment
+108
Austrian customer business segments
+35
International Markets
+127
CEE
+11
Corporate Center
+281
Operating profit
+49 % on previous year

Development of Business Segments in the First Half of 2006

Private Customers Austria

€ m	H1 2006	H1 2005	Change	
Operating revenues[1]	633	585	48	8 %
... after net charge for losses on loans and advances	563	538	26	5 %
General administrative expenses	–453	–454	1	0 %
Operating profit	110	84	26	31 %
Net income before taxes	103	86	17	20 %
Net income	81	67	13	20 %
... share of Group total	6 %	14 %		
Equity – share of Group total	12 %	13 %		
ROE before taxes	21.8 %	19.2 %		
ROE after taxes[2]	17.0 %	15.1 %		

1) net interest income, net fee and commission income, net trading result, other operating income and expenses
2) net income after taxes and before deduction of minority interests (annualised) / average allocated equity
The footnotes apply to all tables in this section of the interim report.

Assets-side squeeze on margins offset by higher lending volume and good trend in deposits business

In the second quarter of 2006, Bank Austria Creditanstalt achieved further growth (of 4 % compared with Q1) in operating revenues from Austrian business with private customers. The total figure for the first six months was 8 % higher than for the same period of the previous year. As net interest income improved from Q1 to Q2 2006, the total for the first six months matched the previous year's level. Business on the two sides of the balance sheet showed different trends, a development that is typical of the initial phase of an interest rate cycle. In lending business, we were unable to fully pass on the increase in market interest rates to customers – not least on account of consumer protection regulations, especially those applicable to overdraft facilities; as a result, as in 2005, margins fell to a new low. However, our sales initiatives contributed to further growth in the volume of construction/housing finance and in consumer loans (up by 14 % and 6 %, respectively). Our newly introduced ErfolgsKredit loan product also met with an encouraging response. In these areas, too, the competitive environment is becoming more difficult after the market share gains we achieved in the past few quarters, and volume growth did not offset the assets-side squeeze on margins. On the liabilities side, we acquired more savings deposits and time deposits in the first six months while also slightly widening the interest margin as compared with the low level seen in the previous year.

Substantial increase in net fee and commission income

The main success factor was net fee and commission income, which exceeded the figure for the first six months of the previous year; the 18 % increase was primarily due to income from securities business and the bank's own issues in the first half of 2006. The market slump in risk-intensive segments led to uncertainty among investors from the middle of May onwards. This resulted in a net outflow in the area of fund products during several weeks, an effect which was most recently reversed through new structured products, especially the new R.I.CH. AsiaGarantie 6/2013. In the first half of 2006, our asset management companies recorded an overall net inflow of € 1.7 bn, 12 % more than in the previous year. Tap issues, including bonds issued by BA-CA Wohnbaubank carrying fixed rates of interest, also met the market demand. At the end of June 2006, BA-CA's asset management units (fund management companies and BANK*PRIVAT*) had € 34.6 bn in assets under management, 3.3 % more than at year-end 2005.

As a precautionary measure in line with market developments, we increased the provisioning charge in the second quarter. For this reason, and also as a result of a weak trend in interest income from business on the assets side, the risk/earnings ratio rose to 20.5 % (previous year: 14.0 %). For the first time the number of insolvencies of private individuals in Austria exceeded the number of business insolvencies, with an increase of 15 % in the first half of 2006.

Despite these developments, operating revenues after the net charge for losses on loans and advances were 5 % higher than a year before. As general administrative expenses were unchanged, operating profit rose by 31 % to € 110 m. Based on net income of € 81 m, the return on equity after taxes in the Private Customers Austria segment was 17.0 %. The cost/income ratio declined by 6 percentage points to 71.6 %.

SMEs Austria

€ m	H1 2006	H1 2005	Change	
Operating revenues	311	301	10	3 %
... after net charge for losses on loans and advances	249	210	39	19 %
General administrative expenses	–182	–188	6	–3 %
Operating profit	67	22	45	201 %
Net income before taxes	68	22	46	205 %
Net income	51	17	34	205 %
... share of Group total	4 %	3 %		
Equity – share of Group total	12 %	13 %		
ROE before taxes	14.2 %	4.8 %		
ROE after taxes	10.7 %	3.6 %		

The SMEs Austria segment, which is characterised by a large proportion of lending business, has shown an upward trend since the beginning of 2006 although the market environment has been very difficult. The improvement is due to restructuring measures initiated by the bank and to sales initiatives launched with a view to making better use of market opportunities in deposit-taking and securities business and in the area of services.

As a result, net income before taxes rose strongly from Q1 to Q2 2006 (+ 83 % to € 44 m). The total amount for the first half of 2006 was € 68 m, three times the – very low – figure of € 22 m

for the same period of the previous year. The return on equity improved from 4.8 % to 14.2 % before taxes and from 3.6 % to 10.7 % after taxes. The ROE thus exceeds the intermediate target for 2006 and, if the improvement is capable of being sustained, also the cost of capital. Equity allocated to SMEs Austria was 12 % of the total figure for the bank; on this basis, the business segment still generated only about 4 % of the bank's net income. This means that continuing the restructuring programme is a priority.

In the first half of 2006, operating revenues increased by over 3 % compared with the previous year. Net interest income matched the previous year's level and has changed only little over the past few quarters. Business on the two sides of the balance sheet showed divergent trends: while the lending volume was more or less stable, the interest margin fell to an all-time low in May. The contribution from lending rates on working capital facilities (to a lesser extent also on investment finance) fell significantly, with revenues some 20 % lower than in the previous year. In June we therefore significantly raised the rates of interest charged to customers. Yet the increase in lending rates was not sufficient to adequately respond to higher funding terms.

On the liabilities side, higher business volume (+ 9 %, with growth being seen mainly in time deposits) and improved margins helped to achieve a strong improvement in revenues. The most significant contribution to revenue growth came from securities business, with a 60 % increase in sales. We benefited from our intensified cross-selling efforts, in particular from the systematic use of potential available in business customer relationships. In combination with continued success in sales of derivative products for interest-rate/currency/liquidity risk management – another focal point of cross-selling activities – SMEs Austria thereby achieved an increase of 11 % in net fee and commission income.

At the beginning of 2006, the bank started an immediate action programme aimed at putting customer relationships which do not create value for the bank on a new sustainable basis through joint efforts with customers. Initial measures produced the desired effects primarily in the provisioning charge, which was reduced by € 29 m or 32 % compared with the previous year. In the first half of 2005, the net charge for losses on loans and advances absorbed 49.2 % of net interest income; in the first six months of 2006, this figure was reduced to 33.4 % (for the bank as a whole: 14.6 %). General administrative expenses were 3 % lower than in the same period of the previous year. The cost/income ratio declined from 62.3 % to 58.5 %.

Major projects under the SMEs restructuring programme have reached their final stage. Pre-approved limits (suggested on the basis of an automated analysis of financial statements) will be introduced soon, as a prerequisite for the introduction of "F-Sofortkredit". This is a loan product targeted at SMEs which enables the bank, after loan approval, to grant working capital loans, investment loans and guarantee facilities, and to accept major collateral, automatically at the point of sale, thus gaining time and benefiting from synergies. Projects for the automation of day-to-day activities – including our BusinessNet portal and database-supported telephone-based customer service – are on schedule, as is work to streamline processes in lending, deposit-taking and fee-based business. We have so far used € 15 m from the provisons for restructuring costs made in the previous year.

Large Corporates and Real Estate

€ m	H1 2006	H1 2005	Change	
Operating revenues	325	290	35	12 %
... after net charge for losses on loans and advances	329	275	54	20 %
General administrative expenses	−151	−134	−17	12 %
Operating profit	178	141	37	26 %
Net income before taxes	182	152	30	20 %
Net income	142	120	22	19 %
... share of Group total	10 %	24 %		
Equity – share of Group total	18 %	21 %		
ROE before taxes	25.8 %	20.6 %		
ROE after taxes	20.1 %	16.2 %		

In the second quarter of 2006, net income before taxes was 18 % higher than in the first three months. With a stable trend in day-to-day business, the increase in results was due to large-volume corporate finance transactions (capital increases in particular) for large companies with which the bank has maintained relationships for many years. In the first half of 2006, net income before taxes amounted to € 182 m, an increase of 20 % over a

Changes in average risk-weighted assets (RWA)
Credit and market risk equivalent pursuant to the Austrian Banking Act
Changes in € m, H1 2006 compared with H1 2005



6,000
4,000
2,000
0
−2,000
−4,000
−6,000
Corporate Center
International Markets
LC/RE
ACPM
LC/RE+ACPM
SMEs Austria
Private Customers Austria
Central and Eastern Europe (CEE)
LC/RE = Large Corporates and Real Estate
ACPM = Active Credit Portfolio Management

year earlier. A significant contribution to this growth came from a 12 % increase in operating revenues, mainly from current fee-earning business.

Moreover, in this business segment, the strategy of reducing risk-weighted assets, and thus the capital allocation, as well as the provisioning charge through active credit portfolio management – without affecting customer relationships – is beginning to pay off. For this purpose we internally transferred a part of the exposures to ACPM (see chart), a specialised department improving the structure of exposures with a view to freeing up equity capital via the secondary market (e.g. by means of the securitisation transaction relating to leasing contracts in 2005) and from a credit management perspective (hedging through credit default swaps). We reduced average risk-weighted assets (RWA) in the business segment (Large Corporates and Real Estate + ACPM) by 4.3 % (more than € 900 m) compared with the previous year. As a result of releases from provisions for guarantee facilities, the income statement item "net charge for losses on loans and advances" reflected a positive net amount of € 3 m, after a net charge of € 15 m in the first half of 2005.

Capital allocation optimised without impact on current business

Operating revenues after the provisioning charge increased by € 54 m or 20 %. Costs rose by € 17 m, mainly on account of the inclusion of the CA IB Corporate Finance sub-group in the group of consolidated companies; the cost/income ratio remained more or less unchanged. This resulted in a 26 % increase in operating profit. Net income for the first half of 2006 was 19 % higher than in the previous year. On this basis, and because of the lower amount of equity allocated to the segment, the ROE after taxes was 20.1 %, up from 16.2 % a year earlier.

Earnings in the Large Corporates and Real Estate business segment in the first six months of 2006 continued to reflect strong exports and industrial activity, and consequently excess liquidity in the corporate sector. For this reason, especially among large companies operating on an international scale, demand for working capital loans was weak and deposits rose strongly. On the assets side, volume was maintained, though at very low margins. Deposit rates for customers moved in line with market interest rates. The real estate finance area, where investment financing business held up well, saw significant growth in securities business and derivatives. In the Public Sector unit, where competition is particularly strong because of the virtually inexistent credit risk and therefore low capital allocation, we made better use of potential for customer business by intensifying treasury business (money-market and securities investments meeting specific customer needs, and especially derivatives for risk management purposes); profits in this area rose strongly. The "FinanzCheck" product for local authorities was a complete success. The Financial Institutions unit expanded its undisputed market position in derivatives and payment transactions, and achieved a significant improvement in results from fee-earning business.

Excess corporate liquidity, good results from treasury and fee-earning busines

International Markets (INM)

€ m	H1 2006	H1 2005	Change	
Operating revenues	217	151	66	44 %
... after net charge for losses on loans and advances	218	161	58	36 %
General administrative expenses	−106	−84	−22	27 %
Operating profit	112	77	35	46 %
Net income before taxes	123	85	38	44 %
Net income	96	67	29	43 %
... share of Group total	7 %	14 %		
Equity – share of Group total	2 %	4 %		
ROE before taxes	155.3 %	68.1 %		
ROE after taxes	121.5 %	53.8 %		

The performance of our trading and sales teams in the second quarter of 2006 proved once again that they can make a steady contribution to profits not only in a favourable market environment but also when faced with difficult capital market conditions. The period from May to the middle of June was characterised by a sharp market correction; during that period investors around the world were particularly risk-averse and withdrew from high-risk asset classes including emerging markets, BA-CA's main area of competence. After the record performance in the first quarter of 2006 (net income before taxes: € 77 m), the International Markets (INM) business segment nevertheless again achieved above-average net income before taxes (€ 45 m) in the second quarter of 2006. This means that the total figure for the first six months reached € 123 m, an increase of 44 % over the previous year. It should be noted in this context that in the first half of 2006, CA IB International Markets (Vienna and London) and CA IB Polska were included in the group of consolidated companies for the first time. With net income before taxes of € 123 m, INM's return on equity was 155 %, a high level achieved on the basis of good results and a reduction of equity allocated to the business segment (37 % lower than in the previous year).

The steady trend in results is due to the diversification and professional handling of trading activities and to customer business, whose expansion is a strategic priority. This can be seen from the strong increase in net fee and commission income (up by € 20 m to € 33 m). The second quarter saw a large number of new issues in the equity and bond markets. CA IB placed major capital increases in the real estate sector (Conwert, Immofinanz, Immoeast, GTC from Poland) with international investors. In Austria, CA IB lead-managed the stock exchange listing of Polytec, a manufacturer of automotive components, and of Zumtobel, a supplier of lighting solutions (according to company data, this was the largest share issue ever launched on the Vienna Stock Exchange by a private industrial company). In Turkey, CA IB was involved in the stock market listing of Coca Cola Icecek, and in Georgia it lead-managed Bank of Georgia's

International Markets: weathering the setback in markets in May/June

capital increase. BA-CA's Fixed Income team managed corporate bond issues for Christ Water Technologies, for Andritz, an engineering company, and for the construction company PORR, which launched a euro bond and a CZK-denominated bond.

BA-CA and CA IB again won awards for excellence from international magazines including Global Investor, Global Finance and Euromoney (Best Custody in CEE), Finance New Europe and Global Finance (Best Investment Bank in CEE), and Institutional Investor and AQ Research (for research).

Central and Eastern Europe (CEE)

€ m	H1 2006	H1 2005	Change	
Operating revenues	938	706	231	33 %
... after net charge for losses on loans and advances	870	642	228	36 %
General administrative expenses	−485	−384	−101	26 %
Operating profit	386	259	127	49 %
Net income before taxes	1,054	255	799	313 %
Net income	970	202	768	381 %
... share of Group total	70 %	41 %		
Equity – share of Group total	33 %	28 %		
ROE before taxes	82.6 %	26.0 %		
ROE after taxes	76.1 %	20.6 %		

The Central and Eastern Europe (CEE) business segment is benefiting from strong growth in banking sectors which are marked by rapid modernisation and international integration. In this environment we further expanded our market position through organic growth and by integrating recently acquired banks; we also steadily enhanced productivity and results in all countries in which we operate.

In the second quarter of 2006, the CEE segment generated net income before taxes of € 878 m. Without the one-off profit from the sale of HVB Splitska banka, which is included in this business segment, net income before taxes rose by 14 % compared with the preceding quarter and was over 40 % higher than in the second quarter of the previous year. Operating profit for Q2 2006 was € 205 m, an increase of 14 % over the first quarter.

In the first half of 2006, net income before taxes amounted to € 1,054 m, net income after taxes was € 970 m. The growth rates, adjusted for one-off income, were 48 % and 45 %, respectively. CEE achieved a return on equity after taxes (adjusted) of 23.0 %. This good performance resulted from various factors: compared with the previous year, operating revenues increased by 33 %, the provisioning charge was only 5 % higher, and costs rose by 26 %. The expansion of the bank's business volume is also reflected in the development of risk-weighted assets: the average figure for the first half of 2006 was 31 % higher than a year earlier, mostly as a result of organic growth but partly also due to the larger group of consolidated companies compared with the first half of 2005: Banka Comercială Ion Tiriac in Romania, the subsidiaries in Serbia, Nova banjalucka banka, Hypo stavebni, and BPH Towarzystwo Funduszy Inwestycyjnych (TFI) in Poland were added to the group of consolidated companies.

CEE: revenues and volume up by more than 30 %

Operating profit by business segment



International Markets 13 %
Austrian customer business 42 %
Central and Eastern Europe 45 %
Corporate Center <1 %
First half of 2006: € 854 m

Net income before taxes of CEE banks
(at the level of subsidiaries)

	First half of 2006		Change on previous year		
	€ m	Share in %	+/– € m	+/–%	exchange-rate adjusted
New EU members	323	77	+82	+34	+30 %
SEE	99	23	+44	+81	+55 %
All subsidiaries	422	100	+127	+43	+39 %

At the level of the accumulated results of subsidiaries, all regions contributed to the good performance. The increase of 81 % in SEE was higher than for the combined total of the new EU member states (34 %); however, operations in the latter countries are larger. (As income statement figures are translated at average exchange rates, exchange rate effects are not significant in a comparison with the first half of the previous year; the strongest effect was seen in Poland, without changing the overall picture.)

Operating revenues rose by € 200 m or 27 %, with above-average growth of 67 % in SEE resulting from stronger organic growth and the integration of acquired banks. About half of the overall increase came from net interest income, which rose by € 101 m or 22 % (of which SEE: +40 %). In almost all countries, net interest income grew at high double-digit rates, reflecting business expansion at satisfactory margins. The provisioning charge, up by 3 %, remained under control. As a percentage of net interest income, the provisioning charge was lower than for the bank as a whole: at the level of subsidiaries, the risk/earnings ratio was 11.2 %, down from 13.3 % in the previous year (at business segment level, 11.9 % after 14.3 %). Net fee and commission income increased substantially, once again underlining

the progress in market penetration with modern banking products and the importance of classic banking services: net fee and commission income generated by our CEE subsidiaries grew by € 99 m or 44 % (new EU member states: +37 %, of which Poland: +47 %; SEE +73 %).

At the level of subsidiaries, general administrative expenses were 21 % higher than in the first half of the previous year (mainly as a result of the larger number of consolidated companies). Both in absolute terms (+ € 77 m) and as a percentage (+21 %), cost growth was much slower than the increase in operating revenues after the provisioning charge (+ € 198 m or 29 %). The cost/income ratio of our subsidiaries in the new EU member states was 46 %, down by over 4 percentage points from a year earlier; measures to enhance efficiency in Poland and in the Czech Republic made a significant contribution to this improvement. In SEE, the cost/income ratio rose slightly, from 52.7 % to 54.3 %, as various integration projects are under way.

As announced previously, the CEE business segment will experience a number of far-reaching changes. With the sale of HVB Splitska banka, which was completed at the end of June 2006, and the forthcoming Group-internal sale of Bank BPH in Poland, we have complied with merger control requirements and agreements with the Polish government. On the other hand, swift implementation of the holding company function for UniCredit Group's entire CEE business except Poland will significantly extend the perimeter of BA-CA's operations while also giving the bank, in the envisaged target structure, a new dimension as market leader by a wide margin.

BA-CA shares and UniCredit shares


EUR
125
120
115
110
105
100
95
90
85
80
75
70
65
60
BA-CA
Value of 19.92 UniCredit shares
Turnover (smoothened data)
Exchange period: 29 August – 18 November
in thousands of shares
500
0
J F M A M J J A S O N D J F M A M J J
2005
2006

Balance Sheet of BA-CA at 30 June 2006

At 30 June 2006, the BA-CA Group's **total assets** were € 160.6 bn, an increase of € 6.1 bn or 4 % over the figure at the end of June 2005. From year-end 2005 to 30 June 2006, total assets rose by € 1.7 bn or 1 %. This development reflects the sale of HVB Splitska banka, which was completed on 30 June 2006. In the balance sheet at 31 December 2005, in preparation for this transaction, HVB Splitska banka was included in the asset item "Non-current assets classified as held for sale", which amounted to € 3.2 bn, and in the liabilities item "Liabilities directly associated with non-current assets classified as held for sale", stated at € 1.9 bn; with the closing of the transaction, these items are no longer shown in the balance sheet.

Total assets: € 161 bn

On the **assets side**, loans and advances to customers totalled € 88.9 bn, accounting for 55 % of total assets; the increase over the year-end 2005 figure was € 2.5 bn or 3 %. Loans and advances to, and placements with, banks expanded by 12 % to € 29.6 bn. The balance sheet item Loan loss provisions declined by almost 4 %. On the **liabilities side**, deposits increased strongly: in the first half of 2006, primary funds – i.e. funds entrusted to the bank by non-banks – rose by € 6.7 bn to € 96.7 bn, representing about 60 % of the balance sheet total. Within the total figure, savings deposits grew by 3 % to € 18.6 bn, sight deposits and time deposits each expanded by over 6 %. As a result of lively new issue activities in the first six months of 2006, liabilities evidenced by certificates increased by 16 %. Interbank business on the liabilities side declined by € 4.5 bn (10 %).

Despite the dividend payment (€ 430 m) for 2005, **shareholders' equity** increased by € 675 m to € 8.2 bn, reflecting good consolidated net income (€ 1,316 m, including the gain on the sale of HVB Splitska banka).

Capital Resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 2.5 bn or 3.3 % to € 77.8 bn compared with the year-end 2005 figure. The increase was due to an expansion of business volume in Austria in the first half of 2006, while volume expansion at CEE banking subsidiaries was more than offset by negative exchange rate effects compared with year-end 2005 and by the sale of HVB Splitska banka. Net capital resources decreased from € 9.2 bn to € 8.7 bn (–5.0 %). The decline was also due to the sale of HVB Splitska banka and to exchange rate effects as well as to lower supplementary elements.

This resulted in a Tier 1 capital ratio of 7.87 % as at 30 June 2006 (year-end 2005: 8.29 %) and a total capital ratio of 11.18 % (year-end 2005: 12.16 %).

Outlook for BA-CA's Performance

Early indicators for the euro area have improved until recently, mainly in the industrial sector. Supported by an upward trend in incomes, consumers also show a higher propensity to spend more. On this basis the economic upswing is gaining momentum, creating a favourable environment in our two core markets. We have raised our annual growth forecasts for Austria and for almost all CEE countries.

In the coming months, developments in the various business segments will reflect the effects of economic growth and the continued rise in interest rates. Financial markets have stabilised recently, and investors' risk appetite has increased somewhat. Stock markets have been buoyant as companies have reported good quarterly results and enjoy good prospects. Investments – both within companies and externally through acquisitions and as part of restructuring efforts – are increasing, sending a positive signal for our capital market-oriented customer business. Overall, we expect operating activities in the next few months to develop in line with previous quarters. Risks associated with geopolitical crises and their repercussions on commodity prices and financial markets cannot be quantified.

Bank Austria Creditanstalt's performance in the second half of 2006 will be supported by a favourable trend in operating activities while also reflecting structural changes within UniCredit Group. To implement the target structure, the Board of Directors of UniCredito Italiano S.p.A. (UniCredit) and the Supervisory Board of Bank Austria Creditanstalt AG (BA-CA) respectively adopted, shortly before the editorial close of this interim report, two resolutions on the basis of which:

Realignment of CEE business

- BA-CA will sell the 71.03 % shareholding it currently owns in Bank BPH S.A.'s ("BPH") share capital to UniCredit ("BPH Transfer"), and
- UniCredit will contribute to BA-CA a business unit ("CEE Business Unit") comprising its banking shareholdings in Central and Eastern Europe ("CEE"), excluding Poland, in exchange for newly issued BA-CA shares.

BPH Transfer to UniCredit

The transaction will consist of the sale of the controlling stake in BPH by BA-CA to UniCredit against payment by UniCredit to BA-CA of a total amount of approximately € 4.3 billion comprising:

- ▷ three yearly cash instalments between 2007 and 2009, equivalent to 71.03 % of BPH's earnings for the period (calculated as a percentage of the combined earnings of Bank Pekao and BPH), currently estimated to be equal to approximately € 0.7 billion, and
- ▷ a fixed cash payment at the end of 2009 of € 3.6 billion.

The BPH Transfer follows UniCredit's undertakings to the Polish Banking Supervisory Commission to consolidate all activities carried out in Poland directly under UniCredit.
The transaction, which will be subject to the approval of the Austrian Financial Market Authority ("FMA"), is expected to be completed around October 2006.

Transfer of UniCredit CEE Business Unit to BA-CA

The CEE Business Unit comprises the following shareholdings, held by UniCredit, in banks operating in CEE:

- 50.00 % of Koç Finansal Hizmetler A.Ş, Turkey,
- 81.91 % of Zagrebačka banka d.d., Croatia,
- 86.13 % of Bulbank AD, Bulgaria,
- 100.00 % of Živnostenská banka a.s., Czech Republic,
- 97.11 % of UniBanka a.s.*), Slovakia, and
- 99.95 % of UniCredit Romania S.A., Romania.

The CEE Business Unit also includes management and support activities relating to the CEE banks listed above.

The transaction will consist of the contribution in kind of the CEE Business Unit from UniCredit to BA-CA in exchange for 55 million newly issued BA-CA shares. The issue price in relation to the value of the contribution will have to be confirmed by an independent expert appraisal to be delivered following the resolution on the capital increase to be taken by BA-CA's Managing Board and Supervisory Board in the course of the last quarter of 2006. The newly issued BA-CA shares would not carry dividend rights with respect to the financial year ending 31 December 2006. UniCredit would, in turn, retain the right to any dividend paid by the CEE banks transferred with respect to the financial year ending 31 December 2006.

The envisaged transaction is consistent with the future role of BA-CA within the UniCredit Group as the hub for CEE activities as announced in the Austrian takeover offer by UniCredit in August 2005.

The transaction, which will be subject to the approval of the FMA and any other competent Austrian supervisory authority, as well as all relevant authorities in all jurisdictions involved, is expected to be completed at the beginning of January 2007 with the registration of BA-CA's capital increase.

Following completion of the transaction, UniCredit's direct and indirect shareholdings in BA-CA are expected to increase from the current 94.98 % to 96.35 %.

*) The shareholding includes the 19.90 % stake in UniBanka a.s. held by the European Bank for Reconstruction and Development ("EBRD") which UniCredit is in the process of acquiring pursuant to the share purchase agreement entered into on 3 August 2006 between UniCredit and EBRD.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group
for the first six months of 2006 compared with the first six months of 2005

	(Notes)	1 Jan. – 30 June 2006 € m	1 Jan. – 30 June 2005 € m	Change in € m	Change in %
Interest income		2,971	2,748	223	8.1
Interest expenses		–1,638	–1,466	–172	11.7
Net interest income	(4)	1,333	1,282	51	4.0
Losses on loans and advances	(5)	–195	–208	14	–6.5
Net interest income after losses on loans and advances		**1,139**	**1,074**	**65**	**6.1**
Fee and commission income		1,036	829	206	24.8
Fee and commission expenses		–165	–163	–2	0.9
Net fee and commission income	(6)	871	666	205	30.7
Net trading result	(7)	239	118	121	> 100
General administrative expenses	(8)	–1,391	–1,271	–121	9.5
Balance of other operating income and expenses	(9)	–3	–14	11	–78.5
Operating profit		**854**	**573**	**281**	**49.1**
Net income from investments		705	40	665	> 100
Amortisation of goodwill		–8	–	–8	> –100
Allocation to provisions for restructuring costs		–	–	–	
Balance of other income and expenses		–2	–2	–	–6.8
Profit from ordinary activities / Net income before taxes		**1,549**	**611**	**938**	**153.6**
Taxes on income		–164	–116	–48	41.3
Net income		**1,385**	**495**	**890**	**180.0**
Minority interests		–69	–41	–28	67.7
Consolidated net income		**1,316**	**453**	**862**	**190.3**

Key data

	1 Jan. – 30 June 2006	1 Jan. – 30 June 2005
Earnings per share (in €)	8.95	3.09
Return on equity before taxes	40.0 %	17.3 %
Return on equity after taxes	37.1 %	13.7 %
Cost/income ratio	57.0 %	61.9 %
Risk/earnings ratio	14.6 %	16.2 %

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Interest income	1,545	1,426	1,226	1,417	1,436
Interest expenses	–854	–784	–540	–774	–750
Net interest income	690	643	686	644	686
Losses on loans and advances	–84	–110	–179	–108	–98
Net interest income after losses on loans and advances	**606**	**533**	**507**	**536**	**588**
Fee and commission income	533	503	490	443	421
Fee and commission expenses	–78	–86	–80	–62	–85
Net fee and commission income	455	416	410	381	336
Net trading result	87	152	51	68	39
General administrative expenses	–699	–693	–705	–646	–637
Balance of other operating income and expenses	–	–3	–27	–7	1
Operating profit	**449**	**405**	**237**	**332**	**328**
Net income from investments	688	17	13	229	5
Amortisation of goodwill	–8	–	–4	–	–
Allocation to provisions for restructuring costs	–	–	–48	–60	–
Balance of other income and expenses	–1	–1	–8	–1	–2
Profit from ordinary activities / Net income before taxes	**1,128**	**421**	**190**	**500**	**331**
Taxes on income	–84	–80	–18	–92	–63
Net income	**1,044**	**341**	**172**	**409**	**268**
Minority interests	–36	–34	–32	–38	–21
Consolidated net income	**1,008**	**308**	**140**	**371**	**246**

Key data

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Earnings per share (in €)	6.86	2.09	0.95	2.53	1.68
Return on equity before taxes	56.8 %	22.3 %	10.1 %	26.8 %	18.5 %
Return on equity after taxes	55.3 %	17.9 %	8.1 %	21.5 %	14.8 %
Cost/income ratio	56.7 %	57.3 %	62.9 %	59.5 %	59.9 %
Risk/earnings ratio	12.2 %	17.1 %	26.0 %	16.7 %	14.3 %

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2006 compared with the balance sheets at 31 December 2005 and at 30 June 2005

Assets

	(Notes)	30 June 2006 € m	31 Dec. 2005 € m	Change in € m	Change in %	30 June 2005 € m	Change in € m	Change in %
Cash and balances with central banks	(10)	3,597	3,855	−258	−6.7	2,730	867	31.7
Trading assets	(11)	17,835	17,665	170	1.0	19,496	−1,661	−8.5
Loans and advances to, and placements with, banks	(12)	29,577	26,384	3,192	12.1	23,752	5,825	24.5
Loans and advances to customers	(13)	88,870	86,404	2,466	2.9	85,958	2,912	3.4
– Loan loss provisions	(14)	−3,109	−3,232	123	−3.8	−3,235	125	−3.9
Investments	(15)	18,221	18,172	50	0.3	18,728	−507	−2.7
Property and equipment	(16)	1,056	1,097	−41	−3.7	1,144	−88	−7.7
Intangible assets	(17)	1,354	1,358	−4	−0.3	1,199	154	12.9
Other assets	(18)	3,226	3,956	−731	−18.5	4,748	−1,523	−32.1
Non-current assets classified as held for sale		–	3,221	−3,221	−100.0			
TOTAL ASSETS		**160,626**	**158,879**	**1,746**	**1.1**	**154,520**	**6,106**	**4.0**

Liabilities and shareholders' equity

	(Notes)	30 June 2006 € m	31 Dec. 2005 € m	Change in € m	Change in %	30 June 2005 € m	Change in € m	Change in %
Amounts owed to banks	(19)	39,743	44,279	−4,535	−10.2	43,387	−3,643	−8.4
Amounts owed to customers	(20)	65,180	61,863	3,316	5.4	60,438	4,742	7.8
Liabilities evidenced by certificates	(21)	26,337	22,703	3,634	16.0	20,102	6,234	31.0
Trading liabilities	(22)	7,354	6,807	547	8.0	9,270	−1,916	−20.7
Provisions	(23)	4,876	4,753	124	2.6	4,060	816	20.1
Other liabilities	(24)	3,741	3,671	70	1.9	4,328	−587	−13.6
Subordinated capital	(25)	5,198	5,400	−201	−3.7	5,532	−333	−6.0
Liabilities directly associated with non-current assets classified as held for sale		–	1,884	−1,884	−100.0			
Shareholders' equity		8,196	7,521	675	9.0	7,404	792	10.7
of which: minority interests		620	650	−30	−4.7	503	117	23.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**160,626**	**158,879**	**1,746**	**1.1**	**154,520**	**6,106**	**4.0**

Cash flow statement

€ m	1 Jan. – 30 June 2006	1 Jan. – 30 June 2005
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**4,453** *)	**2,724**
Cash flows from operating activities	−544	1,291
Cash flows from investing activities	235	−1,309
Cash flows from financing activities	−553	27
Effects of exchange rate changes	6	−3
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,597**	**2,730**

*) The amount of cash and cash equivalents at the end of the previous period includes the cash holdings of non-current assets classified as held for sale.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2005	**1,069**	**2,749[1]**	**3,197**	**–409**	**36**	**–183**	**6,460**	**440**	**6,899**
First-time application effects			–17		17		–	1	1
As at 1 January 2005 after first-time application effects	**1,069**	**2,749**	**3,180**	**–409**	**53**	**–183**	**6,460**	**441**	**6,900**
Capital increase							–		–
Shares in the controlling company		1					1		1
Business combinations									–
Recognised income and expenses			453	62	148		663	62	725
Dividend paid			–221				–221		–221
Other changes			–1				–1		–1
As at 30 June 2005	**1,069**	**2,750[1]**	**3,412**	**–347**	**201**	**–183**	**6,902**	**503**	**7,404**

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Shares in the controlling company		–4					–4	2	–2
Business combinations									–
Recognised income and expenses			1,316	–125	–121		1,069	31	1,100
Dividend paid			–368				–368	–63	–430
Other changes			7				7		7
As at 30 June 2006	**1,069**	**2,747[1]**	**4,909**	**–418**	**3**	**–734**	**7,576**	**620**	**8,196**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2)

Reserves in accordance with IAS 39 (incl. first-time application)	1 Jan. 2006	30 June 2006
Cash flow hedge reserve	–111	–185
Available-for-sale reserve	236	188
Total	**125**	**3**

Statement of recognised income and expense

€ m	2006	2005
Gains on assets classified as held for sale (available-for-sale reserve)	–52	53
Gains on cash flow hedges (cash flow hedge reserve)	–117	145
Foreign currency translation differences	–147	67
Foreign currency translation relating to assets classified as held for sale	–	–
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in or derecognised from equity	31	–34
Recognised directly in equity	**–285**	**230**
Net income	**1,385**	**495**
Total of income and expenses recognised in the reporting period	**1,100**	**725**
Shareholders' equity excl. minority interests	1,069	663
Minority interests	31	62

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first six months of 2006 (1 January 2006 to 30 June 2006) and compares this period with the same period of the previous year.

(2) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first six months of 2006, earnings per share – based on 147,031,740 shares – are € 8.95 (comparative figure for the same period of the previous year: € 3.09). The annualised figures are € 17.90 for the reporting period and € 6.17 for the same period of the previous year (figure for the whole of 2005: € 6.56).

(3) Changes in the group of consolidated companies in 2006

On 1 January 2006, the following subsidiaries and sub-groups were included in the group of consolidated companies:

- CA IB Securities S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw
- CA IB Polska S.A., Warsaw
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (sub-group)
- CA IB International Markets AG, Vienna
- CA IB International Markets Ltd., London
- Universale International Realitäten GmbH, Vienna (sub-group)
- Nova banjalucka banka a.d., Banja Luka

  On 30 December 2005, Bank Austria Creditanstalt AG acquired 83.27 % (19,987 shares) of Nova banjalucka banka a.d., Banja Luka, a bank in Bosnia and Herzegovina, which was included in the group of consolidated companies as from 1 January 2006. The purchase price of € 31.3 m was paid in cash. The acquisition resulted in preliminary goodwill of € 24.5 m in the Bank Austria Creditanstalt Group.

  In the first quarter of 2006, Bank Austria Creditanstalt carried out a BAM 16 m capital increase; Bank Austria Creditanstalt's equity interest thereby rose to 90.9 %.

Furthermore,

- AWT International Trade AG, Vienna (sub-group),

was included in the group of consolidated companies as from 1 April 2006.

On 30 June 2006, Bank Austria Creditanstalt AG sold its 99.75 % interest (4,541,258 shares) in HVB Splitska banka d.d., Split, to Société Générale, a French bank. The sale resulted in a profit of € 684.3 m in the Bank Austria Creditanstalt Group.

Notes to the Income Statement

(4) Net interest income

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Interest income from loans and advances and money market transactions	2,353	2,121
bonds and other fixed-income securities	327	328
shares and other variable-yield securities	36	63
subsidiaries	5	20
companies accounted for under the equity method	36	34
investments in other companies	21	8
investment property	10	12
Interest expenses for deposits	−1,004	−953
liabilities evidenced by certificates	−390	−284
subordinated capital	−133	−136
Results from leasing transactions	72	67
NET INTEREST INCOME	**1,333**	**1,282**

(5) Losses on loans and advances

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Allocations to	415	407
provisions for loans and advances	*408*	*396*
provisions for contingent liabilities	*7*	*11*
Releases from	−210	−194
provisions for loans and advances	*−163*	*−161*
provisions for contingent liabilities	*−47*	*−33*
Recoveries of loans and advances previously written off	−25	−23
Direct write-offs of loans and advances	14	18
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**195**	**208**

(6) Net fee and commission income

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Securities and custodian business	260	168
Foreign trade/payment transactions	470	388
Lending business	88	77
Other services and advisory business	53	32
NET FEE AND COMMISSION INCOME	**871**	**666**

(7) Net trading result

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Equity-related transactions	84	44
Interest-rate and currency-related transactions	155	75
NET TRADING RESULT	**239**	**118**

(8) General administrative expenses

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Staff costs	792	709
Wages and salaries	*567*	*476*
Social-security contributions	*121*	*114*
Expenses for retirement benefits and other benefits	*104*	*119*
Other administrative expenses	475	445
Depreciation and amortisation	124	116
on property and equipment	*62*	*66*
on intangible assets excluding goodwill	*61*	*51*
GENERAL ADMINISTRATIVE EXPENSES	**1,391**	**1,271**

(9) Balance of other operating income and expenses

€ m	1 Jan.– 30 June 2006	1 Jan.– 30 June 2005
Other operating income	47	37
Other operating expenses	–50	–52
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–3**	**–14**

Notes to the Balance Sheet

(10) Cash and balances with central banks

€ m	30 June 2006	31 Dec. 2005
Cash and balances with central banks	3,460	3,524
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	137	331
CASH AND BALANCES WITH CENTRAL BANKS	**3,597**	**3,855**

(11) Trading assets

€ m	30 June 2006	31 Dec. 2005
Bonds and other fixed-income securities	**8,840**	**9,403**
Money market paper	79	77
Debt securities	8,760	9,325
issued by public borrowers	*979*	*1,056*
issued by other borrowers	*7,781*	*8,270*
Group's own debt securities	–	–
Shares and other variable-yield securities	**1,387**	**1,034**
Shares	652	371
Investment certificates	734	660
Other	2	3
Positive market values of derivative financial instruments	**7,604**	**7,223**
Other trading assets	**4**	**5**
TRADING ASSETS	**17,835**	**17,665**

(12) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 June 2006	31 Dec. 2005
Loans and advances	7,286	6,560
Money market placements	22,290	19,824
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,577**	**26,384**

(13) Loans and advances to customers – breakdown by product

€ m	30 June 2006	31 Dec. 2005
Loans to local authorities	3,461	3,482
Real estate finance	10,400	9,809
Current account credits	17,930	17,067
Loans	44,795	44,173
Money market placements	739	504
Other loans and advances	5,557	5,434
Finance lease receivables	5,988	5,934
LOANS AND ADVANCES TO CUSTOMERS	**88,870**	**86,404**

(14) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
At beginning of reporting period after first-time application effects	**26**	**26**	**3,205**	**3,283**	**3,231**	**3,309**
Allocation	–	–1	422	415	422	414
Release	–	–	–163	–161	–163	–161
Use	–5	–2	–275	–287	–280	–288
Exchange differences and other adjustments not reflected in the income statement	–	11	–101	–50	–101	–39
AT END OF REPORTING PERIOD	**21**	**33**	**3,088**	**3,201**	**3,109**	**3,235**

(15) Investments

€ m	30 June 2006	31 Dec. 2005
Held-to-maturity investments – debt securities	**6,096**	**6,847**
Available-for-sale investments	**8,421**	**8,160**
Shares in unconsolidated subsidiaries	507	748
Shares in other companies	275	162
Other fixed-income securities	4,419	3,913
Shares and other variable-yield securities	3,221	3,337
Fair value option – investments	**2,287**	**1,963**
Bonds and other fixed-income securities	2,055	1,738
Shares and other variable-yield securities	232	226
Investments in companies accounted for under the equity method	**1,015**	**987**
of which: goodwill	91	99
Investment property	**403**	**214**
INVESTMENTS	**18,221**	**18,172**

In the first six months of 2006, the overall positive effect in the Bank Austria Creditanstalt Group's income statement of using the fair value option for investments was € 3 m.

(16) Property and equipment

€ m	30 June 2006	31 Dec. 2005
Land and buildings used for banking operations	675	691
Other land and buildings	54	58
Other property and equipment*)	328	348
PROPERTY AND EQUIPMENT	**1,056**	**1,097**

*) including leased assets

(17) Intangible assets

€ m	30 June 2006	31 Dec. 2005
Goodwill	1,119	1,091
Other intangible assets	235	266
INTANGIBLE ASSETS	**1,354**	**1,358**

(18) Other assets

€ m	30 June 2006	31 Dec. 2005
Tax claims	1,059	1,010
Current taxes	*52*	*53*
Deferred taxes	*1,007*	*957*
Positive market values of derivative hedging instruments	1,220	2,075
Other assets	668	762
Prepaid expenses	279	110
OTHER ASSETS	**3,226**	**3,956**

(19) Amounts owed to banks – breakdown by product

€ m	30 June 2006	31 Dec. 2005
Repayable on demand	6,665	6,069
With agreed maturity dates or periods of notice	33,078	38,210
Money market deposits by banks	*19,858*	*25,333*
Other amounts owed to banks	*13,221*	*12,877*
AMOUNTS OWED TO BANKS	**39,743**	**44,279**

(20) Amounts owed to customers – breakdown by product

€ m	30 June 2006	31 Dec. 2005
Savings deposits	18,642	18,102
Other amounts owed to customers	46,538	43,762
Repayable on demand	*24,626*	*23,173*
With agreed maturity dates or periods of notice	*21,912*	*20,589*
AMOUNTS OWED TO CUSTOMERS	**65,180**	**61,863**

(21) Liabilities evidenced by certificates – breakdown by product

€ m	30 June 2006	31 Dec. 2005
Debt securities issued	**22,528**	**21,203**
Mortgage bonds and local-authority bonds	2,463	2,690
Other debt securities issued	20,065	18,514
of which: at fair value through profit or loss	*1,401*	*1,129*
Other liabilities evidenced by certificates	**3,808**	**1,499**
LIABILITIES EVIDENCED BY CERTIFICATES	**26,337**	**22,703**

Debt securities issued are liabilities evidenced by listed certificates. Other liabilities evidenced by certificates are securities issues of the Bank Austria Creditanstalt Group which are not listed and certificates of deposit amounting to € 3,808 m. Given the complex structure of embedded derivatives, the Group used the fair value option. A positive revaluation result totalling € 51 m was recognised in the income statement resulting from other debt securities issued with a total volume of € 1,401 m. In the first half of 2006, changes in fair values resulting from changes in our own credit rating were – € 5 m.

(22) Trading liabilities

€ m	30 June 2006	31 Dec. 2005
Negative fair values of derivative financial instruments	7,006	6,470
Other trading liabilities	349	337
TRADING LIABILITIES	**7,354**	**6,807**

(23) Provisions

€ m	30 June 2006	31 Dec. 2005
Provisions for retirement benefits and similar obligations	3,671	3,654
Provisions for taxes	679	603
Current taxes	*79*	*62*
Deferred taxes	*600*	*541*
Provisions for restructuring costs	97	112
Provisions for contingent liabilities	190	153
Other provisions for impending losses	241	230
PROVISIONS	**4,876**	**4,753**

(24) Other liabilities

€ m	30 June 2006	31 Dec. 2005
Negative market values of derivative hedging instruments	1,983	1,990
Other amounts payable	1,577	1,537
Deferred income	181	144
OTHER LIABILITIES	**3,741**	**3,671**

(25) Subordinated capital

€ m	30 June 2006	31 Dec. 2005
Subordinated liabilities	3,851	3,893
Supplementary capital	950	1,103
Subordinated capital eligible as Tier 1 capital	398	404
SUBORDINATED CAPITAL	**5,198**	**5,400**

Additional IAS Disclosures

(26) Employees

Full-time equivalents	30 June 2006	30 June 2005
Bank Austria Creditanstalt Group	**33,068**	**30,336**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business 1)	9,963	10,375
CEE and other subsidiaries 2)	23,105	19,961
of which: Poland	*10,245*	*10,058*

1) Including a non-consolidated subsidiary (as at 30 June 2006).

2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing Group, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG. Staffing levels in June 2006 also include AWT International Trade AG, CA IB Securities Warsaw, CA IB Corporate Finance Beratungs Ges.mbH, Banking Transaction Services s.r.o., CA IB International Markets Vienna, CA IB Polska SA, Universale International Realitäten.

All data do not include employees on unpaid maternity or paternity leave.

(27) Events after the date of the interim financial statements

At the beginning of July, the Managing Board of BA-CA AG took a basic decision to sell Bank BPH S.A., Kraków, to UniCredit S.p.A., Genoa. Details of the terms and conditions will be presented to the Supervisory Board for approval at a meeting on 4 August 2006.

A decision on the results of parallel negotiations on the transfer of the CEE banking subsidiaries of UniCredit S.p.A., Genoa, to BA-CA AG is also to be taken on 4 August 2006.

(28) Segment reporting

H1 2006/H1 2005

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	H1/2006	339	184	219	568	13	11	1,333
	H1/2005	337	185	229	448	63	19	1,282
Losses on loans and advances	H1/2006	–70	–62	3	–67	1	–	–195
	H1/2005	–47	–91	–15	–64	9	–	–208
Net fee and commission income	H1/2006	292	129	104	332	33	–18	871
	H1/2005	246	116	60	233	13	–2	666
Net trading result	H1/2006	–	–	1	48	168	22	239
	H1/2005	2	–	–	26	94	–4	118
General administrative expenses	H1/2006	–453	–182	–151	–485	–106	–15	–1,391
	H1/2005	–454	–188	–134	–384	–84	–28	–1,271
Balance of other operating income and expenses	H1/2006	3	–1	2	–10	3	1	–3
	H1/2005	–	–	2	–2	–19	4	–14
Operating profit	**H1/2006**	**110**	**67**	**178**	**386**	**112**	**1**	**854**
	H1/2005	**84**	**22**	**141**	**259**	**77**	**–10**	**573**
Net income from investments	H1/2006	1	1	5	669	11	18	705
	H1/2005	2	–	13	–3	8	20	40
Amortisation of goodwill	H1/2006	–8	–	–	–	–	–	–8
	H1/2005	–	–	–	–	–	–	–
Allocation to provisions for restructuring costs	H1/2006	–	–	–	–	–	–	–
	H1/2005	–	–	–	–	–	–	–
Balance of other income and expenses	H1/2006	–	–	–1	–1	–	–	–2
	H1/2005	–	–	–1	–1	–	–	–2
Net income before taxes	**H1/2006**	**103**	**68**	**182**	**1,054**	**123**	**19**	**1,549**
	H1/2005	**86**	**22**	**152**	**255**	**85**	**10**	**611**
Taxes on income	H1/2006	–23	–17	–40	–84	–27	26	–164
	H1/2005	–19	–6	–33	–53	–18	12	–116
Net income	**H1/2006**	**81**	**51**	**142**	**970**	**96**	**45**	**1,385**
	H1/2005	**67**	**17**	**120**	**202**	**67**	**22**	**495**
Risk-weighted assets (average, Austrian Banking Act)	H1/2006	13,559	13,675	20,219	26,021	2,261	1,986	77,721
	H1/2005	12,800	13,310	21,120	19,815	3,571	3,486	74,101
Equity allocated (average)	H1/2006	949	957	1,415	2,550	158	1,716	7,747
	H1/2005	896	932	1,478	1,960	250	1,550	7,066
Return on equity before taxes in %	*H1/2006*	*21.8*	*14.2*	*25.8*	*82.6*	*155.3*	*n.m.*)*	*40.0*
	H1/2005	*19.2*	*4.8*	*20.6*	*26.0*	*68.1*	*n.m.*)*	*17.3*
Return on equity after taxes before deduction of minority interests in %	*H1/2006*	*17.0*	*10.7*	*20.1*	*76.1*	*121.5*	*n.m.*)*	*35.8*
	H1/2005	*15.1*	*3.6*	*16.2*	*20.6*	*53.8*	*n.m.*)*	*14.0*
Cost/income ratio in %	*H1/2006*	*71.6*	*58.5*	*46.3*	*51.7*	*48.9*	*n.m.*)*	*57.0*
	H1/2005	*77.5*	*62.3*	*46.2*	*54.3*	*55.3*	*n.m.*)*	*61.9*
Risk/earnings ratio in %	*H1/2006*	*20.5*	*33.4*	*1.5*	*11.9*	*n.m.*)*	*n.m.*)*	*14.6*
	H1/2005	*14.0*	*49.2*	*6.7*	*14.3*	*n.m.*)*	*n.m.*)*	*16.2*

*) not meaningful

Segment reporting Q2 2006/Q1 2006

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q2/2006	174	92	109	278	11	26	690
	Q1/2006	165	91	110	290	1	–15	643
Losses on loans and advances	Q2/2006	–45	–19	6	–28	1	–	–84
	Q1/2006	–25	–43	–3	–40	–	–	–110
Net fee and commission income	Q2/2006	145	65	60	172	24	–11	455
	Q1/2006	146	64	44	160	9	–7	416
Net trading result	Q2/2006	–1	–	1	36	58	–6	87
	Q1/2006	–	–	1	13	110	28	152
General administrative expenses	Q2/2006	–217	–94	–80	–247	–52	–9	–699
	Q1/2006	–236	–88	–71	–238	–55	–6	–693
Balance of other operating income	Q2/2006	5	–	1	–5	2	–2	–
and expenses	Q1/2006	–2	–1	–	–5	2	3	–3
Operating profit	**Q2/2006**	**62**	**44**	**97**	**205**	**44**	**–3**	**449**
	Q1/2006	**49**	**23**	**81**	**181**	**68**	**4**	**405**
Net income from investments	Q2/2006	–	–	2	673	1	12	688
	Q1/2006	1	1	3	–4	10	6	17
Amortisation of goodwill	Q2/2006	–8	–	–	–	–	–	–8
	Q1/2006	–	–	–	–	–	–	–
Allocation to provisions	Q2/2006	–	–	–	–	–	–	–
for restructuring costs	Q1/2006	–	–	–	–	–	–	–
Balance of other income	Q2/2006	–	–	–	–1	–	–	–1
and expenses	Q1/2006	–	–	–	–	–	–	–1
Net income before taxes	**Q2/2006**	**54**	**44**	**99**	**878**	**45**	**8**	**1,128**
	Q1/2006	**50**	**24**	**84**	**176**	**77**	**10**	**421**
Taxes on income	Q2/2006	–12	–11	–22	–47	–10	18	–84
	Q1/2006	–11	–6	–18	–37	–17	9	–80
Net income	**Q2/2006**	**42**	**33**	**77**	**831**	**35**	**26**	**1,044**
	Q1/2006	**39**	**18**	**65**	**139**	**61**	**19**	**341**
Risk-weighted assets	Q2/2006	13,494	13,612	20,302	26,409	2,279	2,206	78,303
(average, Austrian Banking Act)	Q1/2006	13,623	13,739	20,136	25,633	2,243	1,765	77,140
Equity allocated (average)	Q2/2006	945	953	1,421	2,586	160	1,882	7,946
	Q1/2006	954	962	1,410	2,515	157	1,551	7,548
Return on equity before taxes in %	*Q2/2006*	*22.7*	*18.5*	*27.8*	*135.7*	*113.8*	*n.m.*)*	*56.8*
	Q1/2006	*20.9*	*10.0*	*23.7*	*28.0*	*197.4*	*n.m.*)*	*22.3*
Return on equity after taxes	*Q2/2006*	*17.7*	*13.9*	*21.6*	*128.5*	*88.8*	*n.m.*)*	*52.5*
before deduction of minority interests in %	*Q1/2006*	*16.4*	*7.5*	*18.5*	*22.2*	*154.7*	*n.m.*)*	*18.1*
Cost/income ratio in %	*Q2/2006*	*67.1*	*59.9*	*46.9*	*51.5*	*54.4*	*n.m.*)*	*56.7*
	Q1/2006	*76.2*	*57.1*	*45.8*	*51.9*	*44.6*	*n.m.*)*	*57.3*
Risk/earnings ratio in %	*Q2/2006*	*25.6*	*20.3*	*5.5*	*10.0*	*9.4*	*n.m.*)*	*12.2*
	Q1/2006	*15.2*	*46.7*	*2.6*	*13.7*	–	*n.m.*)*	*17.1*

*) not meaningful

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the Austrian business segments amounts to 7 % of the risk positions (credit and market risk equivalents). In line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. The difference to the equity capital actually available is transferred to the Corporate Center segment. The interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %.

Information pursuant to the Austrian Banking Act

(29) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	30 June 2006	31 Dec. 2005
Core capital (Tier 1)	**6,120**	**6,236**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*785*	*786*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*87*	*87*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*276*	*455*
Fund for general banking risks	*61*	*61*
Less intangible assets	*–384*	*–448*
Supplementary elements (Tier 2)	**3,345**	**3,646**
Undisclosed reserves	–	–
Supplementary capital	*950*	*1,093*
Participation capital	–	–
Revaluation reserve	*62*	*139*
Subordinated capital	*2,333*	*2,414*
Deductions	**–774**	**–730**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,691**	**9,152**
Requirement for the banking book	**6,220**	**6,021**
Assessment basis (banking book – risk-weighted amounts)	**77,751**	**75,263**
Tier 1 capital ratio	7.87 %	8.29 %
Total capital ratio	11.18 %	12.16 %
Available Tier 3	**455**	**286**
Requirement for the trading book and for open foreign exchange positions	275	252
Requirement covered by Tier 3	**275**	**252**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 June 2006

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	34,179	–	
10 %	1,164	116	9
20 %	8,138	1,628	130
50 %	17,145	8,573	686
100 %	58,692	58,692	4,695
Investment certificates	1,332	466	38
ASSETS	**120,650**	**69,475**	**5,558**
Off-balance sheet positions	43,568	8,252	660
Special off-balance sheet positions	10,483	24	2
BANKING BOOK	**174,701**	**77,751**	**6,220**

Other Information

(30) Contingent liabilities and commitments

€ m	30 June 2006	31 Dec. 2005
Guarantees	11,187	12,540
Acceptances and endorsements	14	21
CONTINGENT LIABILITIES	**11,202**	**12,562**
Liabilities arising from sales with an option to repurchase	26	449
Other commitments	10,622	10,738
COMMITMENTS	**10,648**	**11,187**

End of notes to the consolidated financial statements

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.[1]		Slovakia	
	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
Net interest income	270.5	235.7	64.0	54.5	62.9	49.2	16.6	15.5
Losses on loans and advances	−35.2	−33.1	−7.8	−5.9	−3.0	−4.6	−3.3	−1.6
Net fee and commission income	169.5	115.4	31.5	27.2	39.4	32.0	7.6	6.1
Net trading result	−0.5	19.8	3.9	11.1	7.7	0.9	3.7	5.0
General administrative expenses	−207.6	−192.2	−46.6	−44.9	−41.4	−38.1	−13.4	−12.9
Balance of other operating income and expenses	−1.3	4.2	0.4	−0.7	1.0	0.1	–	–
Operating profit	**195.4**	**149.7**	**45.4**	**41.2**	**66.6**	**39.5**	**11.1**	**12.2**
Net income from investments	2.1	−5.0	–	–	−6.5	−0.3	1.5	0.1
Amortisation of goodwill	–	−2.7	–	–	–	–	–	–
Balance of other income and expenses	−0.8	−0.5	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**196.7**	**141.6**	**45.4**	**41.2**	**60.1**	**39.2**	**12.6**	**12.3**
Average risk-weighted assets	9,240	7,110	3,026	2,714	4,169	3,433	829	859
Average shareholders' equity	1,681	1,515	450	418	560	459	215	197
Cost/income ratio (in %)	**47.4**	**51.2**	**46.7**	**48.8**	**37.3**	**46.3**	**48.2**	**48.5**
Return on equity before taxes (in %)[5]	**23.6**	**18.8**	**20.4**	**19.9**	**21.6**	**17.2**	**11.8**	**12.6**
Exchange rate (units of local currency per euro)	**3.899**	**4.083**	**262.010**	**247.709**	**28.492**	**30.172**	**37.643**	**38.625**
Appreciation/depreciation against the euro	+5%		−5%		+6%		+3%	

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep.[1] (CZK m)		Slovakia (SKK m)	
	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
Net interest income	1,055	962	16,759	13,504	1,792	1,484	623	599
Losses on loans and advances	−137	−135	−2,039	−1,473	−86	−140	−123	−60
Net fee and commission income	661	471	8,264	6,732	1,123	967	284	235
Net trading result	−2	81	1,019	2,748	220	28	140	195
General administrative expenses	−810	−785	−12,218	−11,124	−1,181	−1,149	−505	−498
Balance of other operating income and expenses	−5	17	118	−183	29	4	–	–
Operating profit	**762**	**611**	**11,903**	**10,204**	**1,898**	**1,193**	**419**	**470**
Net income from investments	8	−20	–	–	−186	−9	55	5
Amortisation of goodwill	–	−11	–	–	–	–	–	–
Balance of other income and expenses	−3	−2	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**767**	**578**	**11,903**	**10,204**	**1,712**	**1,184**	**475**	**475**
Average risk-weighted assets	36,028	29,026	792,782	672,348	118,779	103,588	31,223	33,191
Average shareholders' equity	6,554	6,187	117,905	103,549	15,967	13,845	8,086	7,627

1) H1 2006 incl. Hypo stavebni / 2) H1 2006 incl. Banca Tiriac / 3) Incl. Hebros Bank as from April 2005
4) HVB Bank Serbia and Montenegro (incl. Eksimbanka) consolidated as from Q4 2005 / 5) Based on actual average equity

Slovenia		Croatia		Romania 2)		Bulgaria 3)		Bosnia		Serbia 4)	CEE total	
H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2006	H1 2005
16.6	13.6	43.2	41.2	28.7	21.2	35.3	26.1	15.2	8.4	13.7	566.6	465.4
−2.1	−1.4	3.2	−5.1	−7.9	−3.7	−5.5	−4.8	−1.1	−1.6	−0.6	−63.4	−61.7
7.5	5.6	16.8	13.1	25.3	11.6	15.6	12.4	8.7	4.4	5.1	327.2	227.7
−0.7	−0.8	3.3	2.4	23.9	3.3	5.3	1.3	0.2	0.2	3.1	49.9	43.2
−13.6	−10.5	−34.3	−31.3	−35.7	−10.5	−28.9	−24.2	−17.3	−9.7	−12.3	−451.1	−374.4
0.7	0.1	−5.3	−0.9	−1.2	−0.9	−0.1	–	−0.2	–	−0.2	−6.0	1.8
8.3	**6.5**	**26.9**	**19.4**	**33.1**	**21.0**	**21.8**	**10.8**	**5.5**	**1.6**	**8.9**	**423.2**	**302.0**
0.2	0.1	–	–	−0.2	0.7	3.0	1.2	–	–	0.1	–	−3.1
–	–	–	–	–	–	–	–	–	–	–	–	−2.7
–	–	–	–	–	–	–	–	–	–	–	−0.8	−0.5
–	–	–	–	–	–	–	–	–	–	–	–	–
8.5	**6.6**	**26.9**	**19.4**	**32.9**	**21.7**	**24.9**	**12.0**	**5.5**	**1.6**	**8.9**	**422.4**	**295.6**
1,001	858	2,192	1,846	2,015	826	1,080	789	583	270	819	24,954	18,705
141	112	275	224	250	77	139	113	69	36	53	3,833	3,152
56.6	**57.2**	**59.1**	**56.1**	**46.5**	**29.9**	**51.4**	**60.7**	**72.1**	**75.5**	**56.4**	**48.1**	**50.7**
12.1	**11.9**	**19.7**	**17.5**	**26.5**	**56.7**	**36.0**	**21.3**	**16.2**	**8.9**	**33.8**	**22.2**	**18.9**
239.559	**239.641**	**7.310**	**7.414**	**3.555**	**3.693**	**1.956**	**1.956**	**1.956**	**1.956**	**86.871**		
0%		**+1%**		**+4%**		**0%**		**0%**				

Slovenia (SIT m)		Croatia (HRK m)		Romania 2) (RON m)		Bulgaria 3) (BGN m)		Bosnia (BAM m)		Serbia 4) (CSD m)
H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006
3,966	3,257	316	306	102	78	69	51	30	16	1,192
−506	−326	23	−38	−28	−14	−11	−9	−2	−3	−56
1,802	1,338	123	97	90	43	31	24	17	9	446
−173	−202	24	18	85	12	10	3	–	–	271
−3,254	−2,526	−251	−232	−127	−39	−57	−47	−34	−19	−1,066
158	21	−39	−7	−4	−3	–	–	–	–	−16
1,993	**1,562**	**197**	**144**	**118**	**78**	**43**	**21**	**11**	**3**	**770**
40	26	–	–	−1	3	6	2	–	–	5
–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	−2
–	–	–	–	–	–	–	–	–	–	–
2,033	**1,588**	**197**	**144**	**117**	**80**	**49**	**23**	**11**	**3**	**773**
239,789	205,575	16,023	13,688	7,164	3,049	2,111	1,544	1,140	527	71,146
33,805	26,855	2,011	1,659	887	285	272	221	135	71	4,616

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland			Hungary			Czech Rep.[1]			Slovakia			Slovenia		
	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005
Loans to non-banks	8,822	1 %	8,725	2,651	–3 %	2,744	3,770	16 %	3,264	1,125	12 %	1,004	1,111	6 %	1,049
Loans and advances to, and placements with, banks	3,531	16 %	3,049	936	76 %	533	1,358	11 %	1,222	188	10 %	171	540	63 %	331
Loan loss provisions	–377	–19 %	–464	–34	–19 %	–41	–46	19 %	–39	–17	–5 %	–17	–15	4 %	–15
Investments	2,244	15 %	1,949	417	–8 %	454	1,895	95 %	972	203	–15 %	238	143	41 %	102
Other assets	1,619	–7 %	1,736	465	16 %	402	224	–23 %	292	374	–39 %	615	259	–38 %	416
Total assets	**15,838**	**6 %**	**14,995**	**4,436**	**8 %**	**4,091**	**7,200**	**26 %**	**5,711**	**1,873**	**–7 %**	**2,010**	**2,037**	**8 %**	**1,884**
Deposits from non-banks	9,833	2 %	9,664	2,166	–2 %	2,211	4,804	45 %	3,312	786	1 %	781	607	–3 %	628
Deposits from banks	1,334	–8 %	1,445	1,376	41 %	977	865	–12 %	987	778	–18 %	946	1,259	14 %	1,103
Liabilities evidenced by certificates	2,157	50 %	1,438	204	–10 %	227	705	8 %	655	54	1 %	53	–		–
Other liabilities	1,044	31 %	800	295	41 %	209	254	8 %	236	41	96 %	21	29	98 %	15
Shareholders' equity	1,470	–11 %	1,648	394	–16 %	467	572	9 %	522	215	3 %	209	143	3 %	138
Total liabilities and shareholders' equity	**15,838**	**6 %**	**14,995**	**4,436**	**8 %**	**4,091**	**7,200**	**26 %**	**5,711**	**1,873**	**–7 %**	**2,010**	**2,037**	**8 %**	**1,884**
Loan/deposit ratio (customers)	90 %		90 %	122 %		124 %	78 %		99 %	143 %		129 %	183 %		167 %
Loan/deposit ratio (total)	111 %		106 %	101 %		103 %	90 %		104 %	84 %		68 %	88 %		80 %
Employees (full-time equivalent)	10,245	1 %	10,181	1,400	2 %	1,366	1,087	–1 %	1,101	431	–3 %	443	409	5 %	391
Offices	510	1 %	503	61	13 %	54	34	42 %	24	27	0 %	27	13	0 %	13
Exchange rate (units of local currency per euro)	4.055		3.860	283.350		252.870	28.493		29.000	38.350		37.880	239.630		239.500
Appreciation/depreciation against the euro	–5 %			–11 %			+2 %			–1 %			0 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep.[1] (CZK m)			Slovakia (SKK m)			Slovenia (SIT m)		
	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005
Loans to non-banks	35,768	6 %	33,680	751,221	8 %	693,798	107,409	13 %	94,646	43,138	13 %	38,023	266,163	6 %	251,236
Loans and advances to, and placements with, banks	14,315	22 %	11,770	265,318	97 %	134,666	38,680	9 %	35,440	7,225	12 %	6,464	129,322	63 %	79,312
Loan loss provisions	–1,528	–15 %	–1,792	–9,538	–9 %	–10,493	–1,323	17 %	–1,128	–636	–4 %	–660	–3,712	4 %	–3,554
Investments	9,098	21 %	7,522	118,245	3 %	114,909	53,988	92 %	28,180	7,789	–14 %	9,016	34,353	41 %	24,394
Other assets	6,564	–2 %	6,700	131,734	30 %	101,550	6,392	–25 %	8,475	14,333	–38 %	23,292	62,114	–38 %	99,715
Total assets	**64,216**	**11 %**	**57,880**	**1,256,980**	**22 %**	**1,034,430**	**205,146**	**24 %**	**165,614**	**71,848**	**–6 %**	**76,134**	**488,240**	**8 %**	**451,103**
Deposits from non-banks	39,869	7 %	37,305	613,820	10 %	559,087	136,886	43 %	96,034	30,129	2 %	29,585	145,441	–3 %	150,294
Deposits from banks	5,408	–3 %	5,579	389,900	58 %	246,930	24,649	–14 %	28,617	29,838	–17 %	35,820	301,749	14 %	264,183
Liabilities evidenced by certificates	8,745	58 %	5,549	57,829	1 %	57,433	20,083	6 %	18,987	2,062	2 %	2,023	–		–
Other liabilities	4,235	37 %	3,087	83,665	59 %	52,770	7,243	6 %	6,831	1,571	98 %	793	6,901	98 %	3,492
Shareholders' equity	5,960	–6 %	6,361	111,766	–5 %	118,210	16,285	8 %	15,145	8,247	4 %	7,913	34,149	3 %	33,135
Total liabilities and shareholders' equity	**64,216**	**11 %**	**57,880**	**1,256,980**	**22 %**	**1,034,430**	**205,146**	**24 %**	**165,614**	**71,848**	**–6 %**	**76,134**	**488,240**	**8 %**	**451,103**

1) Incl. Hypo stavebni as from 1 January 2006
2) Incl. Nova banjalucka banka as from 1 January 2006

Croatia			Romania			Bulgaria			Bosnia and Herzegovina[2)]			Serbia			CEE total		
30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005
2,125	11 %	1,913	1,375	0 %	1,376	1,060	−1 %	1,074	432	36 %	317	402	33 %	304	22,873	5 %	21,769
95	−45 %	173	487	437 %	91	183	−17 %	221	191	−11 %	214	118	113 %	56	7,627	26 %	6,059
−48	−18 %	−59	−27	27 %	−21	−43	−5 %	−45	−10	136 %	−4	−14	1 %	−14	−632	−12 %	−721
419	57 %	267	41	−92 %	510	146	−3 %	150	1	576 %	–	9	51 %	6	5,517	19 %	4,648
803	−11 %	899	723	14 %	633	248	−12 %	281	203	531 %	32	423	137 %	179	5,341	−3 %	5,484
3,394	**6 %**	**3,193**	**2,599**	**0 %**	**2,588**	**1,594**	**−5 %**	**1,680**	**816**	**46 %**	**559**	**938**	**77 %**	**529**	**40,727**	**9 %**	**37,239**
1,404	3 %	1,360	1,156	−10 %	1,278	924	−2 %	942	524	56 %	335	240	7 %	224	22,443	8 %	20,735
1,623	9 %	1,490	1,074	8 %	998	425	−18 %	516	196	25 %	157	620	160 %	239	9,551	8 %	8,861
–		–	–		–	–		–	–		–	–		–	3,120	31 %	2,373
83	0 %	84	108	27 %	85	83	−33 %	124	22	49 %	15	19	49 %	13	1,980	24 %	1,601
284	10 %	258	261	15 %	227	162	66 %	98	73	43 %	51	59	11 %	53	3,633	−1 %	3,669
3,394	**6 %**	**3,193**	**2,599**	**0 %**	**2,588**	**1,594**	**−5 %**	**1,680**	**816**	**46 %**	**559**	**938**	**77 %**	**529**	**40,727**	**9 %**	**37,239**
151 %		141 %	119 %		108 %	115 %		114 %	82 %		94 %	168 %		135 %	102 %		105 %
73 %		73 %	83 %		64 %	92 %		89 %	86 %		108 %	61 %		78 %	95 %		94 %
1,231	0 %	1,225	1,597	1 %	1,577	2,348	−2 %	2,401	1,047	133 %	450	579	10 %	527	20,375	4 %	19,663
114	2 %	112	80	0 %	80	209	−4 %	217	117	216 %	37	43	2 %	42	1,208	9 %	1,109
7.245		7.372	3.570		3.680	1.956		1.956	1.956		1.956	85.230		85.870			
2 %			+3 %			0 %			0 %			+1 %					

Croatia (HRK m)			Romania (RON m)			Bulgaria (BGN m)			Bosnia and Herzegovina[2)] (BAM m)			Serbia (CSD m)		
30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005	30 June 2006	+/–	31 Dec. 2005
15,396	9 %	14,103	4,909	−3 %	5,065	2,074	−1 %	2,100	845	36 %	620	34,284	32 %	26,062
691	−46 %	1,272	1,739	421 %	334	359	−17 %	432	373	−11 %	419	10,077	111 %	4,770
−350	−20 %	−435	−96	23 %	−78	−85	−5 %	−89	−20	136 %	−8	−1,233	1 %	−1,226
3,035	54 %	1,970	145	−92 %	1,875	286	−3 %	294	1	576 %	–	749	50 %	499
5,818	−12 %	6,624	2,581	11 %	2,328	485	−12 %	549	396	531 %	63	36,066	135 %	15,350
24,590	**4 %**	**23,534**	**9,278**	**−3 %**	**9,524**	**3,118**	**−5 %**	**3,286**	**1,596**	**46 %**	**1,094**	**79,943**	**76 %**	**45,456**
10,173	1 %	10,028	4,127	−12 %	4,702	1,806	−2 %	1,843	1,025	56 %	656	20,413	6 %	19,259
11,757	7 %	10,987	3,836	4 %	3,675	832	−18 %	1,009	384	25 %	308	52,806	158 %	20,493
1		–	–		–	–		–	–		–	–		–
603	−2 %	616	385	23 %	313	163	−33 %	243	44	49 %	30	1,657	48 %	1,118
2,056	8 %	1,902	931	12 %	834	317	66 %	191	143	43 %	100	5,068	11 %	4,586
24,590	**4 %**	**23,534**	**9,278**	**−3 %**	**9,524**	**3,118**	**−5 %**	**3,286**	**1,596**	**46 %**	**1,094**	**79,943**	**76 %**	**45,456**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6 – 8, A-1010 Vienna, Austria

Telephone from abroad: + 43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: + 43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley Tel.: (+ 43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel.: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	**BACA**	**BCA**
Number of shares issued	147,031,740	**Reuters RIC**	**BACA.VI**	**BACA.WA**
Free float	5.02 %	**Bloomberg Ticker Code**	**BACA AV**	**BCA PW**

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 1)	A3	**P-1**
Standard & Poor's	A 2)	A–	A-1 2)

1) Confirmed, outlook stable (4 Nov. 2005)
2) Upgrade, outlook negative (28 Oct. 2005)

Financial calendar

14 November 2006 **Results for the first nine months of 2006**

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Editors
Investor Relations

Photograph
Ursula Künstler and Franz Artmann (Managing Board)

Graphics
Horvath, Leobendorf

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Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may occur compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report

4 August 2006